SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

TOKYU HYAKKATEN KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU DEPARTMENT STORE CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hisashi Takai
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-6622

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on September 27, 2004 (Tokyo) which is available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html.

Attached as Attachment II is a copy of a press release issued in the United States on September 27, 2004 which summarizes the Japanese press release and includes information regarding how a copy of the full English translation of the Japanese press release may be obtained.

Attached as Attachment III is an English translation of the public notice advertisement published in the *Nihon Keizai Shimbun* and the *Sankei Shimbun* in Japan, Tokyu's home jurisdiction, on September 28, 2004 (Tokyo) which is available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html.

Attached as Attachment IV is a copy of the public notice advertisement in English published in the New York Times in the United States on September 28, 2004 which is less detailed than the full Japanese public notice advertisement described above but includes information regarding how a copy of the full English translation of the Japanese public notice advertisement may be obtained.

Attached as Attachment V is a copy of a slide presentation entitled "Reference" which Tokyu Corporation presented at an investors meeting held in Japan on September 27, 2004 and has posted on its website at http://www.ir.tokyu.co.jp/index_e.html.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of the Current Report of Tokyu Corporation (which includes a copy of the Memorandum of Understanding and an excerpt from the minutes of the board of directors of Tokyu Corporation) filed with the Kanto Finance Bureau of the Japanese Ministry of Finance, on September 27, 2004. Tokyu Corporation and Toku Department Store Co., Ltd. also jointly submitted notice in Japanese to the Tokyu Stock Exchange on September 27, 2004 (Tokyo) in the same form as the Japanese press release referenced in Part I, an English translation of which is attached hereto as Attachment I.

Attached as Exhibit II is an English translation of the Tender Offer Registration Statement of Tokyu Corporation filed with the Kanto Finance Bureau of the Japanese Ministry of Finance, on September 28, 2004 (Tokyo). The contents of the Tender Offer Registration Statement (with a different cover page entitled "Tender Offer Explanation Statement") is available to any shareholder of Tokyu Department Store Co., Ltd. upon written request to Tokyu Corporation in accordance with Japanese law.

PART III
CONSENT TO SERVICE OF PROCESS

Filed concurrently with this Form CB is a Form F-X appointing an agent for service of process.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yuji Kinoshita
General Manager
Accounting, Group Strategy & IR Division
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

September 28, 2004

(Date)

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

September 27, 2004

To Whom It May Concern:

Company Name: **TOKYU CORPORATION**
Name of Representative Director: Kiyofumi Kamijo,
President & Representative Director
(Code No.9005, Tokyo Stock Exchange, First Section)

Company Name: **TOKYU DEPARTMENT STORE**
Name of Representative Director: Hirokazu Mizuta,
President & Representative Director
(Code No.8232, Tokyo Stock Exchange, First Section)

Notice of Tokyu Department Store becoming A Wholly-owned Subsidiary through Share Exchange and Tender Offer for shares in Tokyu Department Store by Tokyu Corporation

The Boards of Directors of Tokyu Corporation (hereinafter "Tokyu") and Tokyu Department Store Co.,Ltd. (hereinafter "TDS") resolved in meetings both held on September 27, 2004 to make TDS a wholly-owned subsidiary of Tokyu through a share exchange and executed a Memorandum of Understanding for such purpose. In addition, today's meeting of the Board of Directors of Tokyu resolved to commence a tender offer for shares in TDS and today's meeting of the Board of Directors of TDS resolved to support the tender offer.

Following the conclusion of the Tender Offer for TDS shares by Tokyu, the parties plan to execute a Share Exchange Agreement on November 15, 2004 and, subject to approval at an extraordinary shareholders' meeting planned to be held in the latter part of January 2005, the share exchange is planned to take effect on April 1, 2005.

Transaction details

1. Purpose of making TDS a wholly-owned subsidiary

In April 2000, Tokyu formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. Through reform of the Group's management system, and business restructuring under a policy of selection and concentration the Group has pursued a growth strategy focusing on business development in the areas along and around its railway lines. In March 2003, the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines and business domains and the railway and urban lifestyle businesses.

TDS is reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. In operational terms it has established Tokyu Department Store MD, which is its merchandising strategy, with the aim of achieving management based on customer satisfaction and has established the basis for a revitalization of its core business through implementing measures such as the remodeling of each its stores. It is also steadily increasing the number of holders of its "Club-Q Point Top Card" (point card with a function of a credit card), the core of its customer strategy. Further, despite the continued sluggish consumer spending, TDS has reformed its business structure and achieved a major improvement in operating profit levels through drastic reform of its personnel system and thorough cost reductions. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, TDS has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In consideration of the following:

(1) Based on Tokyu group management policy and in order to promote the strengthening of the group's retail business in the areas around its railway lines, Tokyu plans to position the retail business as Tokyu Group's third core business after the transportation and real estate businesses. In pursuit of growth in this business, the role of TDS is important and Tokyu and TDS believe that they can significantly raise operational efficiency through combining their business resources.

(2) When direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect, Tokyu needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

Tokyu has decided to make TDS a wholly-owned subsidiary and both companies have agreed that joining together to form a single unified management system is the most appropriate course of action.

Looking ahead, based on the Tokyu group's management policy, the parties plan to focus business resources on the group's core businesses and reinforce the group's business model which aims to promote growth of its retail business while seeking synergies with the group's transportation business. Accordingly, the group seeks to increase the added value in its operational domain and increase the corporate value of the Tokyu group.

2. Information regarding the execution of the tender offer

1.Tender offer by Tokyu for the shares of TDS

At a meeting of its Board of Directors held on September 27, 2004 Tokyu decided to execute a tender offer for the shares of TDS as follows:

(1) Outline of tender offer

(i) Outline of target company: Please see '4.Summary of parties involved in the share exchange'.

(ii) Class of Shares, etc. to be Purchased: Common Shares of TDS

(iii) Tender offer period: The 38 days from Tuesday, September 28, 2004 to Thursday, November. 4, 2004.

(iv) Tender offer price: ¥175 per share.

(v) Basis of calculation of tender offer price:

The price was determined by taking into consideration various factors including changes in the market price of TDS shares and the results of the calculation of the share exchange ratio.

(vi) Number of share certificates to be purchased : 117,100,000 shares

Notes:

1. If the total number of the shares tendered does not exceed the number of shares offered to be purchased by Tokyu, Tokyu will purchase all such shares tendered.

2. If the total number of the shares tendered exceeds the number of shares offered to be purchased by Tokyu, Tokyu will not purchase all or part of such excess tendered shares, but will purchase, deliver and make other settlements regarding the purchase of such excess shares in accordance with the pro rata method provided in Article 27-13, Paragraph 5 of the SEL.

(vii) Change in number of shares owned as a result of the tender offer

Number of shares owned prior to tender offer:
67,483,580 (24.37% of total)

Number of shares to be owned after tender offer
184,583,580 (66.67% of total)

Note: Number of share certificates to be owned after the tender offer is the number of share certificates Tokyu will own, assuming it purchases the 117,100,000 shares that it plans to purchase. As of September 27, 2004 the total number of TDS shares in issue is 276,859,147.

(viii) Date of public notice of commencement of tender offer: Tuesday, September 28, 2004.
(ix) Tender offer agent: Nomura Securities Co., Ltd.
(x) Funds required for tender offer: ¥20,770 million

(2) Support for the tender offer by TDS
The Board of Directors of TDS has resolved that the Board supports the Tender Offer.

2.Notice regarding TDS's support for the tender offer
At a meeting held on September 27, 2004, the Board of Directors of TDS resolved to support the tender offer for its shares by Tokyu as follows:

(1) TDS has decided to support to the tender offer for TDS shares by Tokyu in the interests of the further development of the business of TDS.
TDS believes strongly that the increase in the percentage shareholding through which TDS will become a wholly-owned subsidiary of Tokyu, will significantly strengthen the cooperation between Tokyu and TDS, will allow stabilization of the operations of TDS, and will contribute to the expansion of the business and improvement of the business results of TDS.

(2) Outline of the tender offeror
Please see '4.Summary of parties involved in the share exchange.'

3. Information regarding the execution of the share exchange

1. Schedule for share exchange

September 27, 2004	Approval of the Memorandum ofUnderstanding for the Share Exchange by the board of directors of both companies
September 27, 2004	Execution of the Memorandum of Understanding for the Share Exchange
November 15, 2004 (plan)	Approval of the Share Exchange Agreement by the board of directors of both companies
November 15, 2004 (plan)	Execution of the Share Exchange Agreement
Late January 2005 (plan)	Extraordinary shareholders' meetings to approve the Share Exchange Agreement
April 1, 2005	Date of execution of the share exchange

2. Share exchange ratio

Name of company	TOKYU (Wholly-owning parent company)	TDS (Wholly-owned subsidiary)
Share exchange ratio	1	0.32

Notes:

1. Allotment ratio of shares:
0.32 shares of Tokyu common share will be exchanged for each one share of TDS common share. (However, no allotment will take place with respect to Tokyu's holding of 67,483,580 TDS common shares or to common shares in TDS that Tokyu purchases in the tender offer).

2. Basis of calculation of share exchange ratio:
The share exchange ratio has been calculated by Deloitte Tohmatsu Corporate Finance Co., Ltd. for Tokyu and by KPMG FAS Co., Ltd. for TDS. Taking the results of those calculations into consideration, Tokyu and TDS determined and agreed upon the above ratio.

3. Results, methods, and bases of calculation by third parties:
Deloitte Tohmatsu Corporate Finance Co., Ltd. calculated the share exchange ratio by using a composite of the market value method, the comparable trading multiples method and the DCF (discounted cash flow) method. KPMG FAS Co., Ltd. calculated the assumed value of the shareholders' equity of each company by using a composite of the market value method, DCF method, the adjusted present value method and the adjusted book value method, and computed the share exchange ratio accordingly.

4. Number of new shares to be issued pursuant to share exchange:
The number of new shares to be issued pursuant to the share exchange has yet to be decided.

5. Possibilities for simplified share exchange:
As a result of Tokyu Corporation's tender offer for TDS shares, if approval of the Share Exchange Agreement by the board of directors is not necessitated in accordance with the provisions of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, Tokyu will not hold an extraordinary shareholders' meeting.

4. Summary of parties involved in the share exchange

(Data for Tokyu as of March 31, 2004; for TDS as of July 31, 2004)

Trade name	**Tokyu Corporation** Tender offeror (Wholly-owning parent company)	**Tokyu Department Store (TDS)** Target company (Wholly-owned subsidiary)
Line of business	Railway business Real estate business	Department store business
Date of incorporation	September 2, 1922	March 7, 1919
Headquarters location (registered office)	5-6 Nampeidai-cho, Shibuya-ku, Tokyo, Japan	24-1 Dougenzaka 2-chome, Shibuya-ku, Tokyo, Japan
Representative	Kiyofumi Kamijo President and Representative Director	Hirokazu Mizuta President and Representative Director
Capital	108,820 million yen	37,707 million yen
Total number of Issued and outstanding shares	1,140,974 thousand shares	276,859 thousand shares
Shareholders' equity	222,955 million yen	17,811 million yen
Total assets	1,511,775 million yen	169,251 million yen
Fiscal year end	March 31	January 31
Number of employees	3,477	2,860
Names and shareholding of major shareholders	The Dai-Ichi Mutual Life Insurance Company 7,24% Nippon Life Insurance Company 6.89% Japan Trustee Services Bank, Ltd. (Trust account) 4.39% The Chuo Mitsui Trust and Banking Co., Ltd. 3.31% The Master Trust Bank of Japan, Ltd. (Trust account) 3.06%	Tokyu Corporation 24.37% Japan Trustee Services Bank, Ltd. (Trust account) 3.76% The Master Trust Bank of Japan, Ltd. (Trust account) 3.58% The Dai-Ichi Mutual Life Insurance Company 2.70% Tokyu Department Store Stock Mate (Venders' Stock Ownership Association) 2.59%
Correspondent banks	The Bank of Tokyo-Mitsubishi, Ltd., The Chuo Mitsui Trust and Banking Co., Ltd. and others	The Chuo Mitsui Trust and Banking Co., Ltd., The Bank of Tokyo-Mitsubishi, Ltd. and others
Capital Relationships between parties	Tokyu holds 24.37% of all issued and outstanding TDS shares.	

On October 1, 2004 Tokyu plans to conduct a share exchange to make Izukyu Corporation a wholly-owned subsidiary and intends to issue 4,073,079 new shares.

5. Business performance for the last three fiscal years

(Millions of Yen)

	Tokyu Corporation Tender offeror (Wholly-owning parent company)			Tokyu Department Store (TDS) Target company (Wholly-owned subsidiary)		
Fiscal term	FY ended March 2002	FY ended March 2003	FY ended March 2004	FY ended January 2002	FY ended January 2003	FY ended January 2004
Revenue from operations	301,959	297,845	240,208	250,466	241,015	222,215
Operating income	42,196	49,749	33,174	4,802	5,328	8,103
Recurring income	17,473	30,544	25,267	1,167	1,625	4,528
Net income	7,656	6,950	(63,106)	(11,085)	4,835	(10,625)
Net income per share (yen)	6.86	6.07	(55.57)	(40.04)	17.47	(38.41)
Annual dividend per share (yen)	5.00	5.00	5.00	---	---	---
Shareholders' equity per share (yen)	229.19	239.64	196.02	97.99	98.31	62.48

6 .Post-share exchange outlook

(1) Trade name, line of business, headquarters location, and corporate representative
There will be no change in the trade name, line of business, headquarters location, or corporate representative of both companies from the corresponding entries found in '4 Summary of parties involved in the share exchange'.

(2) Amount of capital of Tokyu
Tokyu's increase of capital and capital reserve has not been determined yet.

7. Effects on business performance

TDS is currently an affiliate of Tokyu to which the equity method is applicable. However, as a result of Tokyu's tender offer for TDS shares, TDS may become a consolidated subsidiary in the fiscal year ending in March 2005 and, following the share exchange, it will become a consolidated subsidiary of Tokyu, in the fiscal year ending March 2006 and later. Accordingly, at such time, TDS's operating revenues and operating income and others will be reflected in the consolidated business performance of Tokyu.

We believe that TDS's transition to become a wholly-owned subsidiary of Tokyu will further improve TDS's business results. In addition, it will reinforce Tokyu's retail operations as its third core business after transportation and real estate operations, and we expect it to rapidly facilitate concentrated and effective use of business resources and enhance the consolidated business performance of Tokyu.

* * *

Inquiries may be directed to:

TOKYU CORPORATION	Public Relations Division	Yoshihiro Yasuda, Atsushi Shinbori	Tel: 03 3477-6086
	Accounting, Group Strategy & IR Division, Finance, Accounting & Group Strategy Headquarters	Kazuyoshi Kashiwazaki, Yasuro Matsumoto	Tel: 03 3477-6168
TOKYU DEPARTMENT STORE	Public Relations Division	Masahiro Heishi	Tel: 03 3477-3103
	Management Administration Division	Chikara Amemiya	Tel: 03 3477-3131

Attachment II

For Immediate Release

Tokyo, Japan, September 27, 2004--Notice of Tokyu Department Store Becoming a Wholly-owned Subsidiary of Tokyu Corporation through Share Exchange and Tender Offer. The Boards of Directors of Tokyu Corporation (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Kiyofumi Kamijo) and Tokyu Department Store Co., Ltd. (Headquarters: Shibuya-ku, Tokyo; President and Representative Director: Hirokazu Mizuta) resolved in meetings both held on September 27, 2004 to make Tokyu Department Store a wholly-owned subsidiary of Tokyu through a share exchange and executed a Memorandum of Understanding for such purpose. In addition, the Board of Directors of Tokyu resolved to commence a tender offer for up to 117,100,000 shares (approximately 42.3% of the total shares outstanding) of Tokyu Department Store at a price of 175 Japanese yen per share and the Board of Directors of Tokyu Department Store has resolved to support the tender offer. If Tokyu purchases all the shares it offers to buy, it will own 66.67% of the outstanding shares of Tokyu Department Store upon completion of the tender offer. The tender offer will be open for 38 days beginning Tuesday, September 28, 2004 and ending Thursday, November 4, 2004 (Tokyo). The price was determined by taking into consideration various factors including changes in the market price of Tokyu Department Store shares and the results of the calculation of the share exchange ratio. If the total number of the shares tendered does not exceed the number of shares offered to be purchased by Tokyu, Tokyu will purchase all such shares tendered. However, if the total number of the shares tendered exceeds the number of shares offered to be purchased by Tokyu, Tokyu will not purchase all or part of such excess tendered shares, but will purchase, deliver and make other settlements regarding the purchase of such excess shares in accordance with the pro rata method provided under Japanese law. The tender offer agent is Nomura Securities Co., Ltd.

Following the conclusion of the tender offer, the parties plan to execute a Share Exchange Agreement on November 15, 2004 and subject to approval at an extraordinary shareholders' meetings planned to be held in the latter part of January 2005, the share exchange is planned to take effect on April 1, 2005. Subject to the provisions set forth in the Memorandum of Understanding and to be included in the Share Exchange Agreement, 0.32 common shares of Tokyu stock will be exchanged for each one common share of Tokyu Department Store and distributed to each existing shareholder of Tokyu Department Store (excluding Tokyu).

In April 2000, Tokyu formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. Through reform of the Group's management system, and business restructuring under a policy of selection and concentration the Group has pursued a growth strategy focusing on business development in the areas along and around its railway lines. In March 2003, the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines, and business domains and the railway and urban lifestyle businesses. Tokyu Department Store has been reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. In operational terms it has established Tokyu Department Store MD, which is its merchandising strategy, with the aim of achieving management based on customer satisfaction and has established the basis for a revitalization of its core business through implementing measures such as the remodeling of each of its stores. It is also steadily increasing the number of holders of its "Club-Q Point Top Card"(point card with a function of a credit card), the core of its customer strategy. Further, despite the continued sluggish consumer spending, Tokyu Department Store has reformed its business structure and achieved a major improvement in operating profit levels through drastic reform of its personnel system and thorough cost reductions. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, Tokyu Department Store has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In deciding to make Tokyu Department Store a wholly-owned subsidiary both companies considered the following two reasons and agreed that joining together to form a single unified management system is the most appropriate course of action. First, based on the Tokyu group management policy and in order to promote the strengthening of the group's retail business in the areas around it's railway lines, Tokyu plans to position the retail business as Tokyu Group's third core business after the transportation and real estate businesses. In pursuit of growth in this business, the role of Tokyu Department Store is important and Tokyu and Tokyu Department Store believe that they can significantly raise operational efficiency through combining their business resources. Second, when direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect, Tokyu needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

Looking ahead, based on the Tokyu group's management policy, the parties plan to focus business resources on the group's core businesses and reinforce the group's business model which aims to promote growth of its retail business while seeking synergies with the group's transportation business. Accordingly, the group seeks to increase the added value in its operational domain and increase the corporate value of the Tokyu group.

If any shareholder of Tokyu or Tokyu Department Store would like a complete English translation of the press release issued in Japan, it is available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Hisashi Takai, 5-6 Nampeidai-cho, Shibuya-ku, Tokyo 150-8511, Japan.

Portions of this press release relate to a proposed business combination through a share exchange which is proposed to take place after the tender offer described herein and involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included herein, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Tokyu may purchase securities otherwise than pursuant to the tender offer, such as in open market or privately negotiated purchases.

Attachment III

Portions of this public notice relate to a proposed business combination through a share exchange (the "Transaction") which is proposed to take place after the tender offer transaction also described herein and involves the securities of a foreign company, Tokyu Corporation (the "Company" or "Tender Offeror"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Company or its respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Company or any of its respective affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

Public Notice of Commencement of Tender Offer

September 28, 2004
5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Tokyu Corporation
Kiyofumi Kamijo
President and Representative Director

To whom it may concern:

Tokyu Corporation hereby notifies the commencement of a tender offer pursuant to the Securities and Exchange Law of Japan (the "SEL") as follows:

1. Purpose of the Tender Offer

In April 2000, the Company formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. Through reform of the Group's management system, and business restructuring under a policy of selection and concentration the Group has pursued a growth strategy focusing on business development in the areas along and around its railway lines. In March 2003, the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines, and business domains, the railway and urban lifestyle businesses.

Tokyu Department Store Co., Ltd. ("Target Company") has been reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. In operational terms it has established Tokyu Department Store MD, which is its merchandising strategy, with the aim of achieving management based on customer satisfaction and has established the basis for a revitalization of its core business through implementing measures such as the remodeling of each of its stores. It is also steadily increasing the number of holders of its "Club-Q Point Top Card" (point card with a function of a credit card), the core of its customer strategy. Furthermore, despite the continued sluggish consumer spending, the Target Company has reformed its business structure and achieved a major improvement in operating profit levels through drastic reform of its personnel system and thorough cost reductions. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, the Target Company has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In consideration of the following:

(1) Based on Tokyu group management policy and in order to promote the strengthening of the group's retail business in the areas around it's railway lines, the Company plans to position the retail business as Tokyu Group's third core business after the transportation and real estate

businesses. In pursuit of growth in this business, the role of the Target Company is important and the Company and the Target Company believe that they can significantly raise operational efficiency through combining their business resources.

(2) When direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect the Company needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

The Company has decided to make the Target Company a wholly-owned subsidiary and related to this from a financial standpoint, in order to prevent dilution of the Company's shares as much as possible, and also to effect share exchange smoothly the Company has decided on the additional acquisition of up to 66.67% of the issued shares of the Target Company.

The Company and the Target Company held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make the Target Company a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for each one common share of the Target Company, and the effective date of share exchange shall be April 1, 2005.

The Board of Directors of the Target Company has already resolved that the Board supports the Tender Offer.

2. Details of the Tender Offer

(1) Name of Target Company: Tokyu Department Store Co., Ltd.

(2) Class of Shares, etc. to be Purchased: Common Shares

(3) Period of Tender Offer: September 28, 2004 (Tue) through November 4, 2004 (Thu)

(4) Price of Tender Offer, etc.: ¥ 175 per share

(5) Number of Shares, etc. for the Tender Offer: 117,100,000 shares

(6) Ownership Percentage of Shares, etc. by Tender Offeror after the Tender Offer and Ownership Percentage of Shares, etc. by Specially Related Parties as of the date of this Public Notice and the total thereof:

Tender Offeror: 66.73%

Specially Related Parties: 1.75%

Total: 66.73%

(The Ownership Percentage of Shares, etc. by Specially Related Parties is not added in the total because the shares, etc.owned by Specially Related Parties are also included in the target shares.)

(7) Method and Place of Application for Tender Offer:

① Tender Offer Agent: Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

② For applying shareholders, please fill in the prescribed "Tender Offer Application Form" and submit it with the share certificates concerned to the head office or any branch office in Japan of the Tender Offer Agent by the end of the Tender Offer period. Shareholders may make the application only with "the Tender Offer Application Form" if such share certificates are kept in custody by the Tender Offer Agent (or by Japan Securities Depository Center, Inc. ,"JSDC", through the Tender Offer Agent). Provided, however, that when a depositary receipt is issued for such deposited share certificate, please submit such depositary receipt. Further, in this Tender Offer, no application to tender into the Tender Offer, through securities companies other than the Tender Offer Agent will be accepted.

③ For applying shareholders, please prepare a seal at the time of application together with the Tender Offer Application Form mentioned above. In addition, identification document may be necessary upon application.

④ Shareholders who open a new account at Nomura Securities Co., Ltd. must also submit the following identification documents. Shareholders who have already opened an account will need to submit the following identification documents in some cases. For details regarding the identification documents, etc. , please contact the Tender Offer Agent.

⑤ For shareholders residing outside of Japan (including corporate shareholders, "Non-Japanese Shareholders"), please apply through your standing proxy residing in Japan.

⑥ For individual shareholders residing in Japan, capital gains of the shares realized from a share transfer shall be subject to Self-Assessment taxation separate from other income. Please suggest contacting a licensed tax attorney or other expert for specific tax questions and in making your own judgment with regard to these matters.

(8) Name of Securities Company in Charge of Settlement:

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

(9) Commencement Date of Settlement: Thursday, November 11, 2004

(10) Method of Settlement:

The notice of purchase through the Tender Offer, etc. will be mailed to the address of the applying shareholder (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with to applying the shareholders' instructions, remit the purchase price without delay after the commencement date of settlement to the place designated by the applying shareholder or pay at the head office or branch offices of the Tender Offer Agent.

(11) Method of Return of Share Certificates, etc.:

In the event that all or a part of the shares for which a tender application has been presented are not purchased under the terms described in "① Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL" or "② Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc." of "(12) Other Conditions and Methods of Purchase, etc.", pursuant to shareholders' instruction immediately after the commencement date of settlement (or the dated of withdrawal, etc., if the Tender Offer is withdrawn, etc.), the share certificates, etc. required to be returned will be returned by delivering to the applying shareholders, or mailed to the address of the applying shareholders (or the standing proxy in case of non-Japanese shareholders) or in case of the share certificates if the shares are kept in custody by the Tender Offer Agent (or JSDC through the Tender Offer Agent), so that such shares will be held under the same conditions as those applying at the time of application.

(12) Other Conditions and Methods of Purchase, etc.:

① Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL

If the total number of the shares tendered does not exceed the number of shares offered to be purchased by the Tender Offeror (117,100,000 shares), the Tender Offeror will purchase all such shares tendered.

If the total number of the shares tendered exceeds the number of shares offered to be purchased by the Tender Offeror (117,100,000 shares), the Tender Offeror will not purchase all or part of such excess tendered shares, but will purchase, deliver and make other settlements regarding the purchase of such excess shares in accordance with the pro rata method provided in Article 27-13, Paragraph 5 of the SEL and Article 32 of the Cabinet Ordinance (if there is a fraction under one unit of shares in the number of shares tendered by an applying shareholder, the shares to be purchased calculated by the pro rata method described above will not exceed the number of shares tendered by each applying shareholder).

If the total number of the purchased shares from each applying shareholder calculated by the pro rata method set forth above (fractional unit results from the calculation done according to the method above shall be rounded down) is less than the number of shares offered to be purchased, the Tender Offeror will purchase a unit of shares (in case purchase of an additional unit of shares by the Tender Offeror results in the purchase of the shares in a number exceeding the number of tendered shares of such shareholder, the Tender Offeror will purchase the number only up to that of the tendered shares) from each of the applying shareholders, in the order of the greater number of tendered shares rounded down by the pro rata calculation method regarding each applying shareholder, until the number of purchased shares becomes equal to or more than the number of shares offered to be purchased. However, in case the total number of the shares purchased by the Tender Offeror exceeds the number of shares offered to be purchased as a result of purchase from all of the applying shareholders who have the same number of shares rounded down, the Tender Offeror will decide on the shareholders from whom the Tender Offeror will purchase the shares by lottery to the extent required so as not to fall short of the number of shares offered to be purchased.

In case the total number of shares purchased from each applying shareholder, which is calculated in accordance with the pro rata method set forth above (fractional unit results from calculation done according to the method above shall be rounded down.), exceeds the number of shares offered to be purchased, the Tender Offeror will reduce one unit of shares to be purchased (in the event there is a fraction under one unit of shares in the number to be purchased as a result of calculation pursuant to the pro rata method, such number of shares of such fraction) from each of the applying shareholders, to the extent required so as not to fall short of the number of shares offered to be purchased, in the order of the greater number of tendered shares rounded up by the pro rata calculation method regarding each applying shareholder. However, in case the total number of shares purchased by the Tender Offeror falls short of the number of shares offered to be purchased as a result of the decrease in the number of shares offered to be purchased from all of the applying shareholders who have the same number of shares rounded up pursuant to this method, the Tender Offeror will decide on the shareholders from whom the number of the shares to be purchased will be reduced, by lottery to the extent required so as not to fall short of the number of shares offered to be purchased.

② Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 2.1 through 2.8 as well as Article 14, Paragraph 2, Items 3 through 6 of the Orders pertaining to the SEL, the Tender Offeror may withdraw its offer. Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice in *The Nihon Keizai Shimbun* and *Sankei Shimbun*; provided, however, if it is deemed difficult to give such notices within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the Cabinet Ordinance and forthwith place public notice.

③ Matters Concerning Applying Shareholders' Right of Cancellation of Application.

Any applying shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. In the case of such cancellation, the applying shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer ("document of cancellation"), attaching the receipt of application for the Tender Offer to the head office or a branch office in Japan of the Tender Offer Agent at which the application has been accepted, by the end of the Tender Offer period. When mailing the documents, the cancellation of the acceptance of the Tender Offer will not be effective unless the documents of cancellation are delivered by the end of the Tender Offer Period. No claim for indemnification or penalty payment will be made to any tendering shareholder by the Tender Offeror, if an application is cancelled by an applying shareholder. The cost of returning share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

④ Method of Disclosure if the Conditions, etc. of Tender Offer are Changed

Should any terms and conditions of the Tender Offer be changed, the Tender Offeror will give a public notices thereof in *The Nihon Keizai Shimbun* and *Sankei Shimbun* as to such change; provided, however, that if it is deemed difficult to place such notice within the Tender Offer Period, the Tender Offeror shall make a public announcement in accordance with Article 20 of the Cabinet Ordinance, and forthwith give public notice. The purchase of the Shares applied for prior to such public notice will also be made in accordance with the terms and conditions so changed.

⑤ Method of Disclosure if Amendment Statement is Filed

If an Amendment Statement is filed with the Director of the Kanto Finance Bureau, the Tender Offeror will forthwith make a public announcement of the contents thereof which are relevant to the contents of the public notice of Tender Offer, in accordance with the manner set forth in Article 20 of the Cabinet Ordinance. The Tender Offeror will also forthwith amend the Tender Offer Explanation Statement and provide the amended Tender Offer Explanation Statement to the applying shareholders who have received the former Tender Offer Explanation Statement. If the amendments are made only to a limited extent, however, the Tender Offeror may, instead of providing an amended Tender Offer Explanation Statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the applying shareholders.

⑥ Method of Disclosure of Results of Tender Offer

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 20 of the Cabinet Ordinance on the day following the last day of the Tender Offer Period.

3. Agreements between Tender Offeror and Target Company or its directors and officers:

The Board of Directors of the Target Company has already resolved that the Board supports the Tender Offer. The Company and the Target Company held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make the Target Company a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for each one common share of the Target Company and the effective date of share exchange shall be April 1, 2005.

4. Place at which Copy of the Tender Offer Registration Statement is Available for Public Inspection:

Tokyu Corporation	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Tokyo Stock Exchange, Inc.	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan
Sapporo Securities Exchange	14-1, Nishi 5-chome, Minami Ichijou, Chuo-ku, Sapporo-shi, Hokkaido, Japan

5. Corporate Objectives, Business and Amount of Capital of Tender Offeror:

(1) Corporate Objectives

①Railroad and cableway business

②Tramway business

③General road cargo transportation

④Management of residential land, Sale and leasing of land, housing and buildings

⑤Management of golf courses, sports facilities and cultural education facilities

⑥Management of restaurant facilities and sale of foodstuffs, daily necessities and alcohol

⑦Management of hotels and inns

⑧Travel business

⑨Contracting for civil engineering and construction design and construction

⑩Agent for special prepaid sale and purchase transactions in commodities

⑪Business investment, financing and debt guarantees necessary to the management of the Company's business

⑫Agent for property and casualty insurance

⑬Information provision, and handling; Electronic communications

⑭Investment advisory business with respect to real estate, marketable securities and other financial assets

⑮VHF broadcasting under the Broadcast Law of Japan

⑯Manufacturing, repair and sales of railroad rolling stock, automobiles, containers, car-parking equipment and their components

⑰Management and contract administration of shopping centers

⑱Business concerned with advertising and public relation.

⑲All other businesses incidental to or related to the preceding items

(2) Business

The Company's head office is located in Shibuya-ku, Tokyo, Japan and its businesses are as follows:

① Railway and Tramway business

The railway business transports passengers in the South-West Tokyo and Kanagawa Prefecture area. The tramway business transports passengers on a sole-use line in Setagaya-ku, Tokyo.

② Real Estate Business

<Real Estate Sales Business>

The company prepares housing sites for sale, and also constructs housing for sale in a number of locations including Tama Den-en-toshi, and also Atsugi City, Hiratsuka City, and Isehara city in Kanagawa prefecture, Chikushino City and Ogori City in Fukuoka prefecture, and Yufuin town in Oita prefecture.

<Real Estate Leasing Business>

In addition to the leasing of buildings in the Tokyo metropolitan area, Yokohama City and Kawasaki City, the company also leases sports facilities, hotels, and golf courses, while also operating shopping centers, travel centers, and culture schools.

③ Amount of Capital of the Company

¥108,820,853,008 (as of September 28, 2004)

The amount of capital does not include shares issued as the result of the exercise of shares acquisition rights (including such shares issued through conversion of convertible bonds issued under Japanese Commerical Code prior to revision) between September 1 and September 28, 2004.

Portions of this public notice relate to a proposed business combination through a share exchange (the "Transaction") which is proposed to take place after the tender offer transaction also described herein and involves the securities of a foreign company, Tokyu Corporation (the "Company" or "Tender Offeror"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Company or its respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Company or any of its respective affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

Public Notice of Commencement of Tender Offer

September 28, 2004
5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Tokyu Corporation
Kiyofumi Kamijo
President and Representative Director

To whom it may concern:
Tokyu Corporation hereby notifies the commencement of a tender offer pursuant to the Securities and Exchange Law of Japan (the "SEL") as follows:

1. Purpose of the Tender Offer

In April 2000, the Company formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. In March 2003, the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines, and business domains, the railway and urban lifestyle businesses. Tokyu Department Store Co., Ltd. ("Target Company") has been reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, the Target Company has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In consideration of the following:

(1) Based on the Tokyu Group management policy and in order to promote the strengthening of the group's retail business in the areas around it's railway lines, the Company plans to position the retail business as Tokyu Group's third core business after the transportation and real estate businesses. In pursuit of growth in this business the role of the Target Company is important and the Company and the Target Company believe that they can significantly raise operational efficiency through combining their business resources.

(2) When direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect the Company needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

The Company has decided to make the Target Company a wholly-owned subsidiary and related to this from a financial standpoint, in order to prevent dilution of the Company's shares as much as possible, and also to effect share exchange smoothly the Company has decided on the additional acquisition of up to 66.67% of the issued shares of the Target Company. The Company and the Target Company held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make the Target Company a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for one share of the Target Company and the effective date of share exchange shall be April 1, 2005. The Board of Directors of the Target Company has already resolved that the Board supports the Tender Offer.

2. Details of the Tender Offer

(1) Name of Target Company: Tokyu Department Store Co., Ltd.

(2) Class of Shares, etc. to be Purchased: Common Shares

(3) Period of Tender Offer: September 28, 2004 (Tue) through November 4, 2004 (Thu)

(4) Price of Tender Offer, etc.: ¥ 175 per share

(5) Number of Shares, etc. for the Tender Offer: 117,100,000 shares

(6) Ownership Percentage of Shares, etc. by Tender Offeror after the Tender Offer and Ownership Percentage of Shares, etc. by Specially Related Parties as of the date of this Public Notice and the total thereof:

Tender Offeror: 66.73%

Specially Related Parties: 1.75%

Total: 66.73%

(The Ownership Percentage of Shares, etc. by Specially Related Parties is not added in the total because the shares, etc. owned by Specially Related Parties are also included in the target shares.)

(7) Method and Place of Application for Tender Offer:

① Tender Offer Agent: Nomura Securities Co., Ltd., 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

② For applying shareholders, please fill in the prescribed "Tender Offer Application Form" and submit it with the share certificates concerned to the head office or any branch office in Japan of the Tender Offer Agent by the end of the Tender Offer period. Shareholders may make the application only with "the Tender Offer Application Form" if such share certificates are kept in custody by the Tender Offer Agent (or by Japan Securities Depository Center, Inc., "JSDC", through the Tender Offer Agent). Provided, however, that when a depositary receipt is issued for such deposited share certificate, please submit such depositary receipt. Further, in this Tender Offer, no application to tender into the Tender Offer, through securities companies other than the Tender Offer Agent will be accepted.

③ For applying shareholders, please prepare a seal at the time of application together with the Tender Offer Application Form mentioned above. In addition, identification document may be necessary upon application.

④ Shareholders who open a new account at Nomura Securities Co., Ltd. must also submit the following identification documents. Shareholders who have already opened an account will need to submit the following identification documents in some cases. For details regarding the identification documents, etc. , please contact the Tender Offer Agent.

⑤ For shareholders residing outside of Japan (including corporate shareholders, "Non-Japanese Shareholders"), please apply through your standing proxy residing in Japan.

⑥For individual shareholders residing in Japan, capital gains of the shares realized from a share transfer shall be subject to Self-Assessment taxation separate from other income. Please suggest contacting a licensed tax attorney or other expert for specific tax questions and in making your own judgment with regard to these matters.

(8) Name of Securities Company in Charge of Settlement: Nomura Securities Co., Ltd., 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

(9) Commencement Date of Settlement: Thursday, November 11, 2004

(10) Method of Settlement: The notice of purchase through the Tender Offer, etc. will be mailed to the address of the applying shareholder (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with to applying the shareholders' instructions, remit the purchase price without delay after the commencement date of settlement to the place designated by the applying shareholder or pay at the head office or branch offices of the Tender Offer Agent.

(11) Method of Return of Share Certificates, etc.: In the event that all or a part of the shares for which a tender application has been presented are not purchased under the terms described in "① Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL" or "②Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc." of "(12) Other Conditions and Methods of Purchase, etc.", pursuant to shareholders' instruction immediately after the commencement date of settlement (or the dated of withdrawal, etc., if

the Tender Offer is withdrawn, etc.), the share certificates, etc. required to be returned will be returned by delivering to the applying shareholders, or mailed to the address of the applying shareholders (or the standing proxy in case of non-Japanese shareholders) or in case of the share certificates if the shares are kept in custody by the Tender Offer Agent (or JSDC through the Tender Offer Agent), so that such shares will be held under the same conditions as those applying at the time of application.

(12) Other Conditions and Methods of Purchase, etc.: For further detail on the topics outlined below, please obtain the full translation of the public notice made in Japan as indicated below.

① Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL

② Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.

③ Matters Concerning Applying Shareholders' Right of Cancellation of Application.

④ Method of Disclosure if the Conditions, etc. of Tender Offer are Changed

⑤ Method of Disclosure if Amendment Statement is Filed

⑥ Method of Disclosure of Results of Tender Offer

3. Agreements between Tender Offeror and Target Company or its directors and officers: For further detail, please obtain the full translation of the public notice made in Japan as indicated below.

4. Place at which Copy of the Tender Offer Registration Statement is Available for Public Inspection:

Tokyu Corporation	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Tokyo Stock Exchange, Inc.	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan
Sapporo Securities Exchange	14-1, Nishi 5-chome, Minami Ichijou, Chuo-ku, Sapporo-shi, Hokkaido, Japan

5. Corporate Objectives, Business and Amount of Capital of Tender Offeror: For further detail, please obtain the full translation of the public notice made in Japan as indicated below.

This public notice summarizes the corresponding public notice published in Japan on September 28, 2004. A translation of the full public notice published in Japan is available for Tokyu Department Store Co., Ltd. shareholders on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html or a copy may be obtained by requesting one directly via international post at the following address: Tokyu Corporation, Attn: Hisashi Takai, 5-6 Nampeidai-cho, Shibuya-ku, Tokyo 150-8511, Japan.

Attachment V

Slide 1

TRANSLATION FOR YOUR CONVENIENCE ONLY

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This presentation relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those in the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for any U.S. shareholder to enforce his rights and any claim he may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that the Tokyu may purchase securities otherwise than pursuant to the tender offer, such as in open market or privately negotiated purchases.

Reference

September 27, 2004

Investors Meeting

Tokyu Corporation

(9005)

http://www.ir.tokyu.co.jp/

Slide 2

Table of Contents

Slide 3

Acquire Tokyu Department Store (TDS) as a Wholly-owned Subsidiary through Share Exchange

Purposes

- To strengthen the Tokyu group's retail business by significantly raising operational efficiencies through the full integration of the businesses.
- To prepare for the rapid redevelopment of the area around Shibuya station by mobilizing the overall strengths of the group.

Conditions and methods

	Tokyu Corp. (wholly-owning parent company)	Tokyu Department Store (Wholly-owned subsidiary)
Share exchange ratio	1	0.32

*Allotment ratio of shares:

0.32 shares of Tokyu common share will be exchanged for each one share of TDS common share.

*Total number of new shares to be issued pursuant to the share exchange:

Pending upon the outcome of the tender offer.

*Possibilities for simple share exchange:

If Tokyu's tender offer for TDS shares is successful, Tokyu will not be required to and will not hold an extraordinary shareholders' meeting.

Schedule

Sep. 27, 2004	Execution of the Memorandum of Understanding for the Share Exchange
Nov. 15, 2004 (plan)	Execution of the Share Exchange Agreement
Late in Jan. 2005 (plan)	Extraordinary general shareholders' meetings to approve the Share Exchange Agreement
Apr. 1, 2005 (plan)	Date of execution of the share exchange

1

Slide 4

Tender Offer for Shares of Tokyu Department Store (TDS)

Purposes	• Execute the share exchange smoothly and rapidly. • Through the share exchange, reduce the dilutive effect of newly issued shares.
Period	From Sep. 28, 2004 to Nov. 4, 2004 (38 days)
Tender Offer Price	175 yen per share
Number of Shares	117,100,000 shares (max.)
Change in number of Shares	Shares owned prior : 67,483,580 shares (24.37 % of total issued and outstanding) Shares to be owned after : 184,583,580 shares (66.67 % of total issued and outstanding)
Funds required	20,770 millions of yen (max.)

2

Slide 5

Summary of Tokyu Department Store Business

【 Operation Summary (Consolidated) 】 (Billions of yen)

	FY01/2003 Actual	FY01/2004 Actual	**FY01/2005 Forecast**
Operating revenue	423.2	366.8	**335.5**
Operating profit	9.1	9.5	**9.4**
Recurring profit	3.5	5.1	**5.9**
Net income	11.3	(9.2)	**2.5**
Interest-bearing debt	131.1	110.8	**103.3**

Realignment Cost
9.9
Loss in addition to business investment loss reserve
5.5

【 Major Action Plans 】

FY01/2003
Achieved return to profitability

June 2003

Implement early retirement incentive program

Improve high cost structure

- Early retirement volunteers 752
- Replaced with contract employees
- Full-time employee ratio 55%
- Extend performance-based salary system

October 2003

Remodeled "Toyoko Norengai"

Establish the image of 'Excellent Food Provider - Tokyu Department Store'

- Synergy with 'Tokyu Food Show'

February 2004

Merge with Aoba Tokyu Department Store

Integrate management resources into the core business

3

Slide 6

Other Disclosed Issues as of September 27, 2004

Adoption of Defined Contribution Pension Plan

◇ Losses incurred upon change of retirement benefit scheme.
(Transition from Qualified Pension Plan (Defined Benefit Plan) to Defined Contribution Pension Plan)
Consolidation/Non-consolidation
<Extraordinary losses : 12.4 billion yen (estimated amount)>

Transfer of Fixed Assets

◇ Hotel properties of Tokyu are transferred to TH properties, wholly owned subsidiary, which holds hotel properties.
◇ Part of reorganization of hotel business (differentiate management, operation and property holding functions)
Non-consolidation <Extraordinary gains : 7.3 billion yen>

Entrust Fixed Assets and Transfer Related Trust Beneficiary Rights

◇ Entrust the properties of welfare facilities and transfer its trust beneficiary rights.
Consolidation/Non-consolidation
< Extraordinary gains : 3.9 billion yen/Extraordinary losses : 0.2 billion yen>

4

Slide 7

Other Disclosed Issues as of September 27, 2004 (2)

Transfer of Affiliated Company Stocks

◇ Transfer of TOKYU HANDS INC. stocks (Affiliated companies subject to equity method)

(Stock Holding Ratio 25% → 0%)

(Transfer stocks CHUO MITSUI Growth Capital Investment Limited Partnership)

Consolidation < Extraordinary gains : 1.4 billion yen>

Non-consolidation < Extraordinary gains : 4.1 billion yen>

Appraisal Losses on real estate for sale in consolidated subsidiary

◇ TC Properties Appraisal loss on real estate for sale

Consolidation < Extraordinary losses : 11.8 billion yen>

◇ The appraisal loss of TC Properties stocks which Tokyu Corp. holds (FY03/2005 Interim)

Non-consolidation < Extraordinary losses : 28.2 billion yen (estimate)>

FY03/2005 Interim, Tokyu is expected to accumulate subsidiary appraisal losses on stock holdings of 28.2 billion yen (Non-consolidation). Original calculations of net property evaluations of TC Properties in FY03/2005 Interim statements included losses on sales of fixed assets of 11.0 billion yen disclosed July 27, 2004 and appraisal losses on real estate for sale of 11.8 billion yen.

5

FY03/2005 Interim
Revised Forecast for Financial Summary (1)

FY03/2005 Interim Revised Forecast for Financial Summary (Non-consolidation)

Non-consolidation (Billions of yen)

	FY03/2005 Interim Forecast as of May 17,2004	FY03/2005 Interim Forecast as of Sep. 27,2004	Change	Major variance
Operating Revenue	122.4	118.9	(3.5)	Real Estate (3.3)
Operating Profit	29.2	31.4	2.2	Real Estate 1.4 Retail 0.8
Recurring Profit	22.6	25.5	2.9	
Extraordinary Gain	5.9	31.0	25.1	Gain on sales of fixed assets 11.3 (Hotel business 7.4 Welfare facilities 3.9) Gain on the establishment of the retirement benefit trust 9.5 Gain on sales of investments in affiliate companies 4.1
Extraordinary Loss (Loss on sales of fixed assets etc.)	11.2 10.0	45.0	33.8	Appraisal loss on share of subsidiaries 28.2 Loss following the change of retirement benefit scheme 12.4
Interim Net Income	10.4	7.0	(3.4)	

6

Slide 9

FY03/2005 Interim
Revised Forecast for Financial Summary (2)

FY03/2005 Interim Revised Forecast for Financial Summary (Consolidation)

Consolidation (Billions of yen)

	FY03/2005 Interim Forecast as of May 17,2004	FY03/2005 Interim Forecast as of Sep. 27,2004	Change	Major variance
Operating Revenue	510.0	510.0	0.0	
Operating Profit	38.0	40.6	2.6	Tokyu Corp. 2.2 Izukyu Corp. 0.4
Recurring Profit	31.2	34.6	3.4	Tokyu Corp. 2.9 Izukyu Corp. 0.4
Extraordinary Gain	6.4	29.0	22.6	Gain on the establishment of the retirement benefit trust 16.8 Gain on sales of fixed assets 3.9 (Welfare facilities) Gain on sales of investments in affiliate companies 1.4
Extraordinary Loss (Loss on sales of fixed assets etc.)	12.1 10.0	42.0	29.9	Loss on sales of fixed assets 13.3 (TC Properties 11.0 TH Properties 2.1) Appraisal loss on real estate held for resale 11.8 Loss following the change of retirement benefit scheme 12.4
Interim Net Income	14.0	13.0	(1.0)	

Revised dividend anticipation

Interim dividend 2.5yen Year-end dividend 2.5yen Annual dividend 5.0yen
(as of May 17,2004 Interim dividend, Year-end dividend TBD Annual dividend 5.0yen)

7

Slide 10

*Forward-looking Statements

All statements contained in this document other than historical facts are forward-looking statements representing the beliefs and assumptions of Tokyu Corporation based on information currently available. Tokyu wishes to caution that actual results may differ materially from expectations.

CURRENT REPORT

TOKYU CORPORATION

6 1 1 0 0 4

This document contains forward-looking statements based on a number of assumptions and beliefs made by management in light of information currently available. Actual financial results may differ materially depending on a number of factors, including changing economic conditions, legislative and regulatory developments, delay in new product and service launches, and pricing and product initiatives of competitors.

CURRENT REPORT

TO: CHIEF OF THE KANTO FINANCE BUREAU

DATE OF SUBMISSION:	SEPTEMBER 27, 2004
COMPANY NAME IN JAPANESE:	TOKYO KYUKO DENTETSU KABUSHIKI KAISHA
COMPANY NAME IN ENGLISH:	TOKYU CORPORATION
NAME AND TITLE OF CORPORATE REPRESENTATIVE:	KIYOFUMI KAMIJO, PRESIDENT AND REPRESENTATIVE DIRECTOR
HEADQUARTERS LOCATION:	5-6 NAMPEIDAI-CHO, SHIBUYA-KU, TOKYO, JAPAN TELEPHONE: (03) 3477-6168
CONTACT PERSON:	KAZUYOSHI KASHIWAZAKI, SENIOR MANAGER OF ACCOUNTING, GROUP STRATEGY AND IR DIVISION, FINANCE, ACCOUNITNG AND GROUP STRATEGY HEADQUARTERS.
NEAREST CONTACT PLACE:	SAME AS ABOVE
TELEPHONE:	SAME AS ABOVE
CONTACT PERSON:	SAME AS ABOVE

LOCATION WHERE A COPY OF THIS CURRENT REPORT IS AVAILABLE FOR PUBLIC INSPECTION: **TOKYO STOCK EXCHANGE: 2-1 KABUTO-CHO, NIHONBASHI, CHUO-KU, TOKYO, JAPAN**

(NO. OF PAGES IN THIS DOCUMENT: 5 PAGES INCLUDING THE COVER PAGE)

This English translation of the current report (*Rinjihoukokusho*) has been prepared solely for the convenience of readers. While this English translation is believed to be generally accurate, it is subject to, and qualified by, the official Japanese-language original filed with the director of the Kanto finance bureau in its entirety. Such Japanese language original shall be the controlling document for all purposes.

1 Reasons for Submitting the Report

At a meeting of the Board of Directors of Tokyu Corporation (hereinafter "Tokyu") held on September 27, 2004, it was decided that Tokyu Department Store Co., Ltd. (hereinafter "TDS") shall become a wholly-owned subsidiary of Tokyu as of April 1, 2005, through a share exchange, and that at such share exchange 0.32 common shares of Tokyu shall be allocated for each one (1) common share of TDS and distributed to TDS's shareholders other than Tokyu. On September 27, 2004 Tokyu also executed a memorandum of understanding regarding the share exchange to be effective as of April 1, 2005 and hereby submits this report pursuant to the provisions of Article 24-5(4) of the Securities and Exchange Law of Japan and Articles 19-2(2) and 19-2(6-2) of the Ordinance of the Prime Minister's Office Regarding the Disclosure of Corporate Affairs.

2 Contents of the Report

(a) Items relating to the shares to be issued

(i) Type of shares:

Common shares

(ii) Number of shares to be issued:

To be decided

(iii) Issue price and amount to be added to capital:

To be decided

(iv) Aggregate amount of issue price and amount to be added to capital:

To be decided

(v) Method of issuance:

0.32 common shares of Tokyu shall be allocated for each one common share of TDS. However, no allotment will be made in respect of TDS common shares owned by Tokyu or shares purchased in the tender offer for TDS shares prior to the date of the execution of the share exchange agreement.

(vi) Amount of net funds from issuance of new shares and use of proceed

Not applicable

(vii) Date of issuance:

April 1, 2005

(viii) Name of stock exchange on which it is expected to list the securities:

Tokyo Stock Exchange

(ix) Capital amount as of the date of this report (Total number of shares issued):

¥108,820,853,008 (1,140,974,076 shares)*

* The above amount does not include any additional amount or number of shares resulting from the conversion of convertible bonds during the month in which this report is submitted (September 2004). On October 1, 2004, Tokyu plans to conduct a share exchange to make Izukyu Corporation a wholly-owned subsidiary and intends to issue 4,073,079 new shares.

(b) Items relating to the company that will become the wholly-owned subsidiary:

(i) Name, business address, name of the corporate representative, capital, and line of business of the target company of the share exchange:

(1) Name:

Tokyu Department Store Co.,Ltd

(2) Address:

24-1 Dougenzaka-2chome, Shibuya-ku, Tokyo, Japan

(3) Name of the corporate representative:

Hirokazu Mizuta, President and Representative Director

(4) Capital:

¥37,707 million

(5) Line of business:

Department store business

(ii) Purpose of the share exchange

In April 2000, Tokyu formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. Through reform of the Group's management system, and business restructuring under a policy of selection and concentration the Group has pursued a growth strategy focusing on business development in the areas along and around its railway lines. In March 2003 the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines and business domains and the railway and urban lifestyle businesses.

TDS is reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. In operational terms it has established Tokyu Department Store MD, which is its merchandising strategy, with the aim of achieving management based on customer satisfaction and has established the basis for a revitalization of its core business through implementing measures such as the remodeling of each its stores. It is also steadily increasing the number of holders of its "Club-Q Point Top Card"(point card with a function of a credit card), the core of its customer strategy. Further, despite continued sluggish consumer spending, TDS has reformed its business structure and achieved a major improvement in operating profit levels through drastic reform of its personnel system and thorough cost reductions. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, TDS has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In consideration of the following:

(1) Based on the Tokyu Group management policy and in order to promote the strengthening of the group's retail business in the areas around its railway lines, Tokyu plans to position the retail business as Tokyu Group's third core business after the transportation and real estate businesses. In pursuit of growth in this business, the role of TDS is important and Tokyu and TDS believe that they can significantly raise operational efficiency through combining their business resources.

(2) When direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect Tokyu needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

Tokyu has decided to make TDS a wholly-owned subsidiary and both companies have agreed that joining together to form a single unified management system is the most appropriate course of action.

Looking ahead, based on the Tokyu group's management policy, the parties plan to focus business resources on the group's core businesses and reinforce the group's business model which aims to promote growth of its retail business while seeking synergies with the group's transportation business. Accordingly, the group seeks to increase the added value in its operational domain and increase the corporate value of the Tokyu group.

(iii) Method of share exchange and contents of the share exchange memorandum of understanding:

(1) Method of share exchange:

Pursuant to the memorandum of understanding regarding the share exchange signed on September 27, 2004, and following signing of a share exchange agreement Tokyu will designate April 1, 2005 as the date of share exchange, and allocate and deliver 0.32 common shares of Tokyu to TDS's shareholders other than Tokyu in exchange for each one common share of TDS they owned. Through such share exchange, the shares of TDS by its shareholders other than Tokyu will be transferred to Tokyu, and TDS will become a wholly-owned subsidiary of Tokyu.

(2) Contents of the memorandum of understanding regarding share exchange:

The following are the contents of the memorandum of understanding regarding share exchange signed on September 27, 2004 by and between Tokyu and TDS.

Memorandum of Understanding with respect to Share Exchange

This memorandum (hereinafter referred to as this "Memorandum") is made and entered into by and between Tokyu Corporation (hereinafter referred to as "Tokyu") and Tokyu Department Store Co., Ltd. (hereinafter referred to as "TDS") with respect to basic understanding regarding a share exchange between Tokyu and TDS.

Section 1 (Performance of Share Exchange)
Tokyu and TDS shall exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan in order to have Tokyu become the parent company having whole ownership in TDS and to have TDS become a wholly-owned subsidiary of Tokyu (hereinafter referred to as the "Share Exchange").

Section 2 (Effective Date of Share Exchange)
The target effective date of the Share Exchange shall be April 1, 2005; provided, however, that such date may be changed after consultation between Tokyu and TDS, if and to the extent necessary.

Section 3 (Share Exchange Ratio)
1. Upon the Share Exchange, Tokyu shall allocate and deliver Tokyu shares of common stock at the rate of the share exchange ratio of 0.32 (Tokyu's share of common stock) to one (1) (TDS's share of common stock); provided, however, that no Tokyu shares shall be allocated and delivered for TDS shares of common stock held by Tokyu (includingthe shares acquired by Tokyu in accordance with Section 6).
2. If there occurs a material change in assets or management of businesses of Tokyu or TDS, the share exchange ratio set forth in the preceding paragraph may be changed after consultation between Tokyu and TDS.

Section 4 (Execution of Share Exchange Agreement)
After the execution of this Memorandum, Tokyu and TDS shall negotiate in good faith terms and conditions of the Share Exchange in detail, agree upon such terms and conditions, and execute a share exchange agreement. The target date of the execution of the share exchange agreement shall be around the middle of November 2004.

Section 5 (Administration of corporate assets, etc)
From the date of execution of this Memorandum until the effective date of the Share Exchange, Tokyu and TDS shall operate its businesses and administer its assets with a duty of the diligence of a good custodian, and conduct that will materially affect its assets, rights, or obligations shall not be made without prior consultation between Tokyu and TDS.

Section 6 (Performance of Tender Offer)
Tokyu shall make a public tender offer to buy TDS's share of common stock with a condition that the estimated number of the shares that Tokyu will buy is 117,100,000 before the date of the execution of the share exchange agreement set forth in Section 4.

Section 7 (Modification or Termination of this Memorandum due to Change of Circumstances)
If there occurs between the date of the execution of this Memorandum and the date of the execution of the share exchange agreement a material change in assets or businesses of Tokyu or TDS, this Memorandum may be modified or terminated after consultation between Tokyu and TDS.

Section 8 (Governing Law and Jurisdiction)
1. This Memorandum shall be governed by, and construed in accordance with, the laws of Japan.
2. Tokyu and TDS hereby agree that any disputes in connection with this Memorandum shall be brought to exclusively before Tokyo District Court of Japan for first instance.

Section 9 (Consultation)
Any issues necessary to be agreed upon or settled for the Share Exchange, except otherwise provided for in this Memorandum, shall be agreed upon or settled after consultation between Tokyu and TDS in accordance with the purpose of this Memorandum.

IN WITNESS WHEREOF, two originals of this Memorandum has been made and sealed by the parties hereto, and each of them will be held by each party respectively.

September 27, 2004

Tokyu: 5-6, Nampeidai-cho, Shibuya-ku, Tokyo
Tokyu Corporation
[President] Kiyofumi Kamijo

TDS: 2-24-1 Dougenzaka, Shibuya-ku, Tokyo
Tokyu Department Store Co., Ltd.
[President] Hirokazu Mizuta

Minutes of

Regular Meeting of the Board of Directors

September 2004

(Excerpt Copy)

Tokyu Corporation

Minutes of

Regular Meeting of the Board of Directors

September 2004

(Excerpt Copy)

Date and Time: 11:00 a.m., Monday, September 27, 2004

Place of the meeting: Director's Conference Room in Headquarter
5-6, Nampeidai-cho, Shibuya-ku, Tokyo

Total number of directors: 21	Number of directors present: 21
Total number of corporate auditors: 5	Number of corporate auditors present: 3

Shinobu Shimizu, Representative Director and Chairman of the Board, presided as chairman of the meeting, called the meeting to order at 11:00 a.m., and moved the following agenda. Kiyofumi Kamijo, President and Representative Director, explained each agenda in detail.

Agenda No. 1: Making Tokyu Department Store ("TDS") a wholly-owned subsidiary of Tokyu Corporation ("Tokyu") through Share Exchange and Tender Offer for shares in TDS

Kiyofumi Kamijo, President and Representative Director, stated that TDS, which is an affiliate of Tokyu, has been reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability on a consolidated basis based on its Business Revolution Plan formulated in January 2000, and that, as a result, it has increased its operating profits vastly and improved its balance sheet by reviewing its asset holdings and reducing its interest-bearing debt.

Secondly, Mr. Kamijo stated that Tokyu would like to make TDS a wholly-owned subsidiary of Tokyu through a share exchange, and to execute with TDS a memorandum of understanding regarding the basic issues as described below on the grounds that the role of TDS is important in order for Tokyu to promote the strengthening of the group's retail business in the areas around Tokyu's railway lines, and to pursuit growth in the retail business as the third core business under Tokyu group's business operation policy, that it is necessary to raise significantly operational efficiency through combining business resources of Tokyu and TDS, and that it is essential to organize our business structure that enables us to take the lead in the rapid decision-making to mobilize the overall strengths of the group with respect to redevelopment of the area around Shibuya station.

Moreover, Mr. Kamijo stated that Tokyu would like to commence a tender offer for shares of TDS prior to making TDS a wholly-owned subsidiary for purposes of making the decision-making smoothly with respect to the share exchange and mitigating dilution of Tokyu's share that results from issuance of new share, presenting the Memorandum of Understanding for the Share Exchange (draft), Interim Consolidated Balance Sheet of TDS, Interim Consolidated Statement of Income of TDS, Opinion Letter with respect to Share Exchange Ratio, Names and Shareholding of major shareholders of TDS.

Upon a properly made Motion by Chairman, the Proposal No. 1 is RESOLVED unanimously without objection.

I. Making TDS a Wholly-Owned Subsidiary through Share Exchange

1. Methodology of Share Exchange

Tokyu and TDS will exchange shares in accordance with the method stipulated in Articles 352 through 363 of the Commercial Code of Japan to have Tokyu become the parent company having whole ownership in TDS and to have TDS a wholly-owned subsidiary of Tokyu.

As a result of Tokyu's tender offer for TDS's shares before the date of the execution of the Share Exchange Agreement, if approval of the Share Exchange Agreement by the shareholders of Tokyu is not required in accordance with the provisions of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, Tokyu will execute the share exchange without approval of the shareholders of Tokyu.

2. Schedule of Share Exchange

September 27, 2004	Execution of the Memorandum of Understanding for the Share Exchange
November 15, 2004 (plan)	Meetings of the board of directors of Tokyu and TDS
	(For approval of the Share Exchange Agreement)
	Execution of the Share Exchange Agreement
January 2005 (plan)	Extraordinary shareholders' meeting of
(the latter part)	Tokyu;* Extraordinary shareholders'
	meeting of TDS
	(For approval of the Share Exchange Agreement)
April 1, 2005 (plan)	Date of execution of the share exchange

* The extraordinary shareholders' meeting of Tokyu will be held if approval of the Share Exchange Agreement by the shareholders at the shareholders' meeting is required.

3. Summary of the Memorandum of Understanding

(1) Share Exchange Ratio

Name of company	Tokyu (Wholly-owning parent company)	TDS (Wholly-owned subsidiary)
Share exchange ratio	1	0.32

- 0.32 common shares of Tokyu will be exchanged for each one common share of TDS. However, no allotment will take place with respect to TDS common shares held by, or acquired in the tender offer by, Tokyu.
- Tokyu and TDS asked Deloitte Tohmatsu Corporation Finance Co., Ltd. and KPMG FAS Co., Ltd. to calculate the share exchange ratio respectively, and discussed and negotiated based on the results of such calculation.
- Upon the determination of the share exchange ratio, Deloitte Tohmatsu Corporate Finance Co., Ltd. rendered to the board of directors of Tokyu an opinion that the share exchange ratio is fair to Tokyu from financial point of view.

(2) Modification or Termination of the Memorandum of Understanding

If there occurs material change in assets or businesses of Tokyu or TDS, the Memorandum of Understanding may be modified or terminated after consultation by both companies.

II. The Commencement of Tender Offer by Tokyu for shares of TDS

1. Class of Shares, etc. to be Purchased

Common Stock of TDS

2. Tender Offer Period

The 38 days from Tuesday, September 28, 2004 to Thursday, November 4, 2004

3. Tender Offer Price

175 yen per share (Determined by taking into consideration various factors including changes in the market price of TDS shares and the results of the calculation of the share exchange ratio.)

4. Number of Shares to be Purchased

117,100,000

- If the total number of the shares tendered does not exceed the number of shares offered to be purchased by Tokyu, Tokyu will purchase all such shares tendered.
- If the total number of the shares tendered exceeds the number of shares offered to be purchased by Tokyu, Tokyu will not purchase all or part of such excess tendered shares, but will purchase, deliver and make other settlements regarding the purchase of the shares in accordance with the pro rata method provided in Article 27-13 paragraph(5) of the Securities and Exchange Law of Japan.

5. Change in Number of Shares held as a Result of the Tender Offer

Number of shares owned by Tokyu prior to tender offer:

67,483,580 (24.37% of total share)

Number of shares to be owned by Tokyu after tender offer:

184,583,580 (66.67% of total share)

- Number of shares to be owned by Tokyu after tender offer is the number of shares that Tokyu will own, assuming it purchases the 117,100,000 shares that it plans to purchase.
- It is possible that, as a result of the tender offer, TDS will become a consolidated subsidiary of Tokyu in the fiscal year ending in March 2005.

6. Tender Offer Agent

Nomura Securities Co., Ltd.

7. Funds Required for the Tender Offer

20,770 million yen (in case of purchasing all of shares to be purchased at the price of the tender offer price)

8. Support for the tender offer by TDS

The board of directors of TDS has resolved that the board supports the tender offer.

(middle part omitted)

There being no further business, Chairman adjourned the meeting at 12:20 p.m.

September 27, 2004

The Regular Meeting of the Board of Directors of Tokyu Corporation

Chairman	Shinobu Shimizu, Chairman of the Board (Representative Director)
	Kiyofumi Kamijo, President (Representative Director)
	Sadayasu Nishimoto, Senior Managing Director (Representative Director)
	Toshiaki Koshimura, Senior Managing Director (Representative Director)
	Tadashi Igarashi, Managing Director
	Takakuni Happo, Managing Director
	Katsuhisa Suzuki, Managing Director
	Tetsuo Nakahara, Managing Director
	Isao Adachi, Managing Director
	Tetsu Gotoh, Director
	Hiroshi Takeoka, Director
	Shoichiro Nagayama, Director
	Yoshiki Sugita, Director
	Satoru Hato, Director
	Tsuneyasu Kuwahara, Director
	Yuji Kinoshita, Director
	Yoshizumi Nezu, Director
	Shigeru Okada, Director
	Masatake Ueki, Director
	Hirosuke Isozaki, Director
	Tetsu Wada, Director
	Masamichi Yamada, Full-time Corporate Auditor
	Kenichiro Kakimoto, Full-time Corporate Auditor
	Syunji Kohno, Corporate Auditor

We certify that this represents a true and correct extract of the minutes of the meeting of the board of directors of Tokyu Corporation.

September 27, 2004

5-6 Nampeidai-cho, Shibuya-ku, Tokyo
Tokyu Corporation
President and Representative Director
Kiyofumi Kamijo

Exhibit II

TENDER OFFER EXPLANATION STATEMENT

September 2004

TOKYU CORPORATION

This is an English translation of the Tender Offer Explanation Statement (kokai kaitsuke setsumei sho). The Tender Offer Explanation Statement must be delivered by the Tender Offeror to shareholders of the Target Company who intended to tender their shares, in accordance with Article 27-9 of the Securities and Exchange Law of Japan (Law No.25 of 1948).

Portions of this Tender Offer Explanation Statement relate to a proposed business combination through a share exchange (the "Transaction") which is proposed to take place after the tender offer transaction described herein and involves the securities of a foreign company, Tokyu Corporation (the "Company"). The Transaction and information to be distributed in connection with the Transaction are subject to Japanese disclosure requirements that are different from those of the United States. Financial statements and financial information, if any, included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Transaction, since the Company will be located in Japan, and some or all of their respective officers and directors may be residents of Japan. You may not be able to sue the Company or its respective officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the Company or any of its respective affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the Company may purchase securities otherwise than pursuant to the Transaction, such as in open market or privately negotiated purchases.

TENDER OFFER EXPLANATION STATEMENT

The tender offer described in this statement is to be implemented under the provisions of Chapter II-2, Section 1 of the Securities and Exchange Law of Japan (Law No.25 of 1948)(as amended)(the "SEL"). This statement is prepared in accordance with Article 27-9 of the SEL.

Notifier

Name of Notifier:	Tokyu Corporation
Address:	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Place to contact:	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan Telephone number: Tokyo 03-3477-6168 Person to contact: Kazuyoshi Kashiwazaki Senior Manager, Accounting, Group Strategy & IR Division, Finance, Accounting & Group Strategy Headquarters

Attorney-in-Fact

Name of Attorney-in-Fact:	N/A	
Address:	N/A	
Place to contact:	Telephone number: Person to contact:	N/A N/A

Place at which Copy of the Tender Offer Registration Statement is Available for Public Inspection

Name	Location
Tokyu Corporation	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan
Tokyo Stock Exchange, Inc.	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan
Sapporo Securities Exchange	14-1, Nishi 5-chome, Minami Ichijou, Chuo-ku, Sapporo-shi, Hokkaido, Japan

(This Statement consists of 88 pages including the cover page.)

Table of Contents

(Note 1) In this statement, the terms "Tender Offeror" and "Company" mean Tokyu Corporation.

(Note 2) In this statement, the terms "Target Company" and "Tokyu Department Store" mean Tokyu Department Store Co., Ltd.

(Note 3) When a number is rounded to the nearest whole number or discarded in this statement, the amount indicated in the column of the total does not always coincide with the aggregate of each figure.

(Note 4) In this statement, unless otherwise stated, the term "SEL" means the Securities and Exchange Law No. 25 of 1948 (as amended)

(Note 5) In this statement, the term "Cabinet Ordinance" means the Cabinet Ordinance relating to the Disclosure of the Tender offer of Shares, Etc., by an Acquirer other than the Issuing Company (Financial Ministry Ordinance No.38 of 1990) (as amended).

(Note 6) The Tender Offer is made for the common shares of Tokyu Department Store Co., Ltd., a company incorporated in Japan. The Tender Offer is conducted in compliance with procedures and disclosure requirements provided under the SEL, which may not necessarily be identical to procedures and disclosure requirements of the United States. In particular, Section 14(d) of the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder do not apply to this Tender Offer and this Tender Offer is not conducted in accordance with the procedures and requirements thereunder. Financial statements contained in this document have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of U.S. companies.

(Note 7) It may be difficult to enforce any right or claim arising under U.S. federal securities laws, since Tender Offeror is incorporated outside the United States and all of its officers and directors are residents of a non-U.S. country. Shareholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

(Note 8) This statement contains forward-looking statements as defined under the U.S. Private Securities Litigation Reform Act of 1995. No assurance can be given that the results in any such forward-looking statement will be achieved and actual results could materially differ.

I. Terms and Conditions of Tender Offer

1. Name of Target Company

Tokyu Department Store Co., Ltd.

2. Class of Shares, etc. to be Purchased

Common Shares

3. Purpose of the Tender Offer

In April 2000, the Company formulated the Tokyu Group Management Policy and initiated a thorough review of the management system of the Group with the aim of maximizing shareholder value. Through reform of the Group's management system, and business restructuring under a policy of selection and concentration the Group has pursued a growth strategy focusing on business development in the areas along and around its railway lines. In March 2003 the Group formulated the Tokyu Corporation Two Year Business Plan with the aims of steadily implementing the group's management policy and shifting to a consolidated group management system. The plan has achieved results with respect to financial issues such as the early application of asset impairment accounting and the further reduction of interest-bearing debt while also strengthening the Group through focusing on its geographical domain, the areas along its railway lines, and business domains, the railway and urban lifestyle businesses.

Tokyu Department Store is reforming the structure of its core department store business and pursuing a radical improvement of its consolidated profitability based on its Business Revolution Plan formulated in January 2000. In operational terms it has established Tokyu Department Store MD, which is its merchandising strategy, with the aim of achieving management based on customer satisfaction and has established the basis for a revitalization of its core business through implementing measures such as the remodeling of each its stores. It is also steadily increasing the number of holders of its "Club-Q Point Top Card" (point card with a function of a credit card), the core of its customer strategy. Furthermore, despite the continued sluggish consumer spending, Tokyu Department Store has reformed its business structure and achieved a major improvement in operating profit levels through drastic reform of its personnel system and thorough cost reductions. Additionally, with respect to its financial structure and with the aim of focusing its resources on its core business, Tokyu Department Store has reviewed its asset holdings, strengthened its group management system, reorganized its subsidiaries and affiliates, and implemented its targets for the reduction of interest-bearing debt ahead of schedule.

In consideration of the following:

(1) Based on Tokyu group management policy and in order to promote the strengthening of the group's retail business in the areas around its railway lines, the Company plans to position the retail business as Tokyu Group's third core business after the transportation and real estate businesses. In pursuit of growth in this business, the role of Tokyu Department Store is important and the Company and Tokyu Department Store believe that they can significantly raise operational efficiency through combining their business resources.

(2) When direct mutual services between the Toyoko Line and Subway Line No. 13 commence, the Toyoko Line Shibuya station will be relocated underground and redevelopment of the area around Shibuya station is planned to coincide with this move. In this respect the Company needs to take the lead in the rapid decision-making necessary to mobilize the overall strengths of the group.

The Company has decided to make Tokyu Department Store a wholly-owned subsidiary and related to this from a financial standpoint, in order to prevent dilution of the Company's shares as much as possible, and also to effect share exchange smoothly the Company has decided on the additional acquisition of up to 66.67% of the issued shares of Tokyu Department Store.

The Company and Tokyu Department Store held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make Tokyu Department Store a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for each one common share of Tokyu Department Store and the effective date of share exchange shall be April 1, 2005. The board of Tokyu Department Store has already resolved that the board supports the Tender Offer.

4. Period , Price and Number of Share Certificates, etc. for Tender Offer

<table>
<tr><td rowspan="2">Period of Tender Offer:</td><td rowspan="2">From September 28, 2004 through November 4, 2004 (38 days)</td><td>Date of public notice</td><td colspan="2">September 28, 2004</td></tr>
<tr><td>Name of Newspaper in Which Public Notice Appeared:</td><td colspan="2">The Nihon Keizai Shimbun and Sankei Shimbun</td></tr>
<tr><td rowspan="6">Price of Tender Offer, etc.:</td><td>Share Certificate:</td><td colspan="3">¥175 per share</td></tr>
<tr><td>Warrant Instrument:</td><td colspan="3">N/A</td></tr>
<tr><td>Certificate of Rights to Acquire Shares:</td><td colspan="3">N/A</td></tr>
<tr><td>Certificate of Bond with Right to Acquire Shares:</td><td colspan="3">N/A</td></tr>
<tr><td>Depositary Receipt for Shares, etc.:</td><td colspan="3">N/A</td></tr>
<tr><td>Basis of Calculation:</td><td colspan="3">The price was determined by taking into consideration various factors including changes in the market price of the Target company shares and the results of the calculation of the share exchange ratio.</td></tr>
<tr><td rowspan="9">Number, etc. of Share Certificates, etc. for the Tender Offer:</td><td rowspan="2">Class of Certificates, etc.</td><td colspan="3">Number of shares Represented by Certificates</td></tr>
<tr><td>Number of Shares to be Purchased</td><td>Number of Shares to be Over-Purchased</td><td>Total</td></tr>
<tr><td>Share Certificate:</td><td>117,100,000 shares</td><td>0 shares</td><td>117,100,000 shares</td></tr>
<tr><td>Warrant Instrument:</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>Certificate of Rights to Acquire Shares:</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>Certificate of Bond with Right to Acquire Shares:</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>Depositary Receipt for Shares, etc.:</td><td>N/A</td><td>N/A</td><td>N/A</td></tr>
<tr><td>Total number</td><td colspan="2" rowspan="2"></td><td>117,100,000 shares</td></tr>
<tr><td>(Total number of Latent Share Certificates, etc.)</td><td>(N/A)</td></tr>
</table>

(Note 1) Number of Shares to be Purchased (117,100,000 shares) is equal to 42.3% of all Issued Shares of the Target Company.

(Note 2) Fractional unit shares are also offered for purchase through this Tender Offer.

5. Ownership Percentage of Share Certificates, etc. after Tender Offer

Category	Number of Voting Rights
Number of Voting Rights Represented by the Share Certificates etc. to be purchased -(a)	117,100
Number of Voting Rights Represented by Latent Share Certificates etc. included in (a)-(b)	N/A
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (b)-(c)	N/A
Number of Voting Rights Represented by the Shares Certificates etc. owned by the Tender Offeror as of the date hereof -(d)	67,483
Number of Voting Rights Represented by Latent Share Certificates etc. included in (d)-(e)	N/A
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (e)-(f)	N/A
Number of Voting Rights Represented by the Share Certificates etc. owned by Specially Related Parties as of the date hereof -(g)	4,849
Number of Voting Rights Represented by Latent Share Certificates etc. included in (g)-(h)	N/A
Number of Voting Rights Represented by Depositary Receipts for Shares, etc. included in (h)-(i)	N/A
Total Number of Voting Rights of the Shareholders of the Target Company as of January 31, 2004 -(j)	274,079
Ownership Percentage of Share Certificates, etc. after Tender Offer ((a+d+g)/(j+(b-c)+(e-f)+(h-i))×100)	66.73%

(Note 1) The total Number of Voting Rights of Shareholders of the Target Company (j) is the number appearing in the Securities Report filed by the Target Company on April 27, 2004; provided, however, that, for the purpose of calculating the Ownership Percentage of Share Certificates, etc. after the Tender Offer, the Total Number of Voting Rights of Shareholders of the Target Company (j) is deemed to be 276,603 by adding the number of voting rights represented by the shares constituting fractional unit shares (2,524 voting rights represented by 2,524,460 shares, which is equal to 2,525,147 constituting fractional unit shares according to the above Security Report, minus 687 shares constituting fractional unit shares owned by the Target Company, which will not be purchased through this Tender Offer)

(Note 2) The Number of Voting Rights Represented by Share Certificates, etc. owned by Specially Related Parties as of the date hereof (g) is the total number of voting rights represented by the shares owned by each of the Specially Related Parties. For the purpose of the calculation of the Ownership Percentage of Share Certificates, etc. after the Tender Offer, such Number of Voting Rights is not added to the numerator because the shares owned by Specially Related Parties are also included in the target shares.

6. License, etc. Concerning Acquisition of Share Certificates, etc.

N/A

7. Method of Application for Tender Offer and Cancellation thereof

(1) Method of Application for Tender Offer

a. Tender Offer Agent

Nomura Securities Co., Ltd., 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

b. For applying shareholders, please fill in the prescribed "Tender Offer Application Form" and submit it with the share certificates concerned to the head office or any branch office in Japan of the Tender Offer Agent by the end of the Tender Offer period. Shareholders may make the application only with "the Tender Offer Application Form" if such share certificates are kept in custody by the Tender Offer Agent (or by Japan Securities Depository Center, Inc. ,"JSDC" ,through the Tender Offer Agent). Provided, however, that when a depositary receipt is issued for such deposited share certificate, please submit such depositary receipt. Further, in this Tender Offer, no application to tender into the Tender Offer, through securities companies other than the Tender Offer Agent will be accepted.

c. For applying shareholders, please prepare a seal at the time of application together with the Tender Offer Application Form mentioned above. In addition, identification document may be necessary upon application.(See Note 1 below)

d. For shareholders residing outside of Japan (including corporate shareholders, "Non-Japanese Shareholders"), please apply through your standing proxy residing in Japan.

e. For individual shareholders residing Japan, the difference between the price of the shares sold through this Tender Offer and the purchase cost of the shares will be subject to the self-assessment taxation separate from other income with regard to capital gains of the shares.(See Note 2 below)

f. Upon acceptance of an application, the Tender Offer Agent will deliver a receipt of application for the Tender Offer to the applying shareholder.

g. If all or any part of the shares for which a tender application has been presented are not purchased, such shares will be returned to the applying shareholders. When share certificates other than those representing one unit are included in those submitted with an application, the names on the share certificates may not be the same as those on the submitted share certificates. For those who desire the return of the share certificates in the same name as the shares presented with the tender application, please submit share certificates representing one unit (1,000 shares) concerning all the shares presented with the tender application.

(Note 1) Identification Documents

Shareholders who open a new account at Nomura Securities Co., Ltd. must also submit the following identification documents. Shareholders who have already opened an account will need to submit the following identification documents in some cases. For details regarding the identification documents, etc., please contact the Tender Offer Agent.

Individual Shareholders: Certificate of registered seal (*inkan-touroku shoumei sho*), health insurance card (*kenkou-hoken sho*), driver's license or passport, etc.

	Items to be identified: name, address and date of birth
Corporate Shareholders:	Certificate of corporate registry or documents issued by governmental authorities, etc. Items to be identified: corporate name and location of headquarters or main office. Identification of both the corporate shareholder and its attorney (representative, attorney-in-fact or person in charge of the execution of the agreement to tender the shares) will be required.
Non-Japanese Shareholders:	For non-Japanese individuals who do not reside in Japan and non-Japanese corporations who have their headquarters or main office outside of Japan, identification documents such as documents issued by a foreign government recognized by the Japanese government or a competent international organization, which must be equivalent to identification documents for Japanese residents.

(Note 2) Self-Assessment Taxation Separate From Other Income With Regard to Capital Gains (For Individual Shareholders residing Japan):

Capital gains of the shares realized from a share transfer shall be subject to Self-Assessment taxation separate from other income. Please suggest contacting a licensed tax attorney or other expert for specific tax questions and in making your own judgment with regard to these matters.

(2) Method of Cancellation of Application for Tender Offer

Applying shareholders may, at any time during the Tender Offer Period, cancel the application for the Tender Offer.

In the case of such cancellation, the applying shareholders must deliver or mail a document requesting the cancellation of the application for the Tender Offer ("document of cancellation"), attaching the receipt of application for the Tender Offer to the head office or a branch office in Japan of the Tender Offer Agent at which the application has been accepted, by the end of the Tender Offer period. When mailing the documents, the cancellation of the acceptance of the Tender Offer will not be effective unless the documents of cancellation are delivered by the end of the Tender Offer Period.

Person who has the authority to receive the documents of cancellation

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan
(Other office (branch offices) of Nomura Securities Co., Ltd. located in Japan)

(3) Method of Return of Share Certificates, etc.

In the event that applying shareholders give notice of the cancellation of the application for the Tender Offer in the manner described in " (2)Method of Cancellation of Application for Tender Offer " above, the share certificates concerned will be returned immediately following the completion of the cancellation procedures, by the method indicated in "(4)Method of Return of

Share Certificates, etc." of "10. Method of Settlement" below.

(4) Name and Location of Head Office of Securities Company/Bank, etc. Holding and Returning Share Certificates, etc.

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

8. Funds Required for Tender Offer

(1) Funds, etc. Required for Tender Offer

Aggregate Price of Tender Offer (a)	¥20,492,500,000	
Consideration other than cash	(Type) N/A	(Total number) N/A
Commissions (b)	¥247,000,000	
Others (c)	¥30,000,000	
Total (a)+(b)+(c)	¥20,769,500,000	

(Note 1) "Commissions (b)" is comprised of estimated commissions to be paid to the Tender Offer Agent.

(Note 2) "Others (c)" is comprised of estimated fees and expenses for the public notice and for printing the tender offer explanation statements and other necessary documents, etc.

(Note 3) Expenses to be incurred by the Tender Offer Agent and fees for legal counsels will also be paid. However, the amounts thereof are not yet determined.

(Note 4) Consumption tax, etc. is not included.

(2) Deposits or Loan for Funds Required for Purchase, etc.

Deposits as of Day Preceding Date hereof	Type of Deposits				Amount (thousand yen)
	Notice Deposit Account				20,800,000
	Total				20,800,000 (a)
Borrowing as of Day Preceding Date hereof	Category of Business of Lender	Name of Lender		Contents of contract	Amount (thousand yen)
	Financial Institutions	1	-	-	-
		2	-	-	-
	Others	-	-	-	-
	Total				-(b)
Funds to be Borrowed after Date hereof	Category of Business of Lender	Name of Lender		Contents of Contract	Amount (thousand yen)
	Financial Institutions	1	-	-	-
		2	-	-	-
	Others	-	-	-	-
	Total				- (c)
Other Method of Financing	Contents				Amount (thousand yen)
	-				-
	Total				- (d)
Total (thousand yen) (a) + (b) + (c) + (d)					20,800,000

(3) Relationship, etc. between Tender Offeror and Company Issuing Securities to be Used as a Consideration of the Tender Offer

N/A

9. Conditions of Company Issuing Securities to be Used as a Consideration for the Tender Offer

N/A

10. Method of Settlement

(1) Name and Address of Head Office of Securities Company/Bank, etc. in Charge of Settlement

Nomura Securities Co., Ltd.
9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

(2) Commencement Date of Settlement

Thursday, November 11, 2004

(3) Method of Settlement

The notice of purchase through the Tender Offer, etc. will be mailed to the address of the applying shareholder (or the standing proxy in the case of Non-Japanese Shareholders) without delay after the end of the Tender Offer Period. Payment of the purchase price will be made in cash. The Tender Offer Agent will, in accordance with to applying the shareholders' instructions, remit the purchase price without delay after the commencement date of settlement to the place designated by the applying shareholder or pay at the head office or branch offices of the Tender Offer Agent.

(4) Method of Return of Share Certificates, etc.

In the event that all or a part of the shares for which a tender application has been presented are not purchased under the terms described in "(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL" or "(2) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc." of "11. Other Conditions and Methods of Purchase, etc.", pursuant to shareholders' instructions immediately after the commencement date of settlement (or the dated of withdrawal, etc., if the Tender Offer is withdrawn, etc.), the share certificates, etc. required to be returned will be returned by delivering to the applying shareholders, or mailed to the address of the applying shareholders (or the standing proxy in case of non-Japanese shareholders) or in case of the share certificates if the shares are kept in custody by the Tender Offer Agent (or JSDC through the Tender Offer Agent), so that such shares will be held under the same conditions as those applying at the time of application.

11. Other Conditions and Methods of Purchase, etc.

(1) Conditions set forth in each Item of Article 27-13, Paragraph 4 of the SEL

If the total number of the share certificates concerned does not exceed the Number of Shares to be purchased (117,100,000 shares), the Tender Offeror will purchase all such share certificates concerned.

If the total number of the share certificates concerned exceeds the Number of Shares to be Purchased (117,100,000 shares), the Tender Offeror will not purchase all or part of such exceeding part of the share certificates concerned, and will receive, deliver or make other settlement regarding the purchase of share certificates, etc. pursuant to the pro rata method provided in Article 27-13, Paragraph 5 of the SEL and Article 32 of the Cabinet Ordinance (if there is a fraction under one unit of shares in the number of shares tendered by an applying shareholder, the shares to be purchased calculated by the pro rata method described above will not exceed the number of shares tendered by each applying shareholder).

If the total number of the purchased shares from each applying shareholder calculated by the pro rata method set forth above (fractional unit results from the calculation done according to the method above shall be rounded down) is less than the Number of Shares to be Purchased, the Tender Offeror will purchase a unit of shares (in case purchase of an additional unit of shares by the Tender Offeror results in the purchase of the shares in a number exceeding the number of tendered shares of such shareholder, the Tender Offeror will purchase the number only up to that of the tendered shares) from each of the applying shareholders, in the order of the greater number of tendered shares rounded down by the pro rata calculation method regarding each applying shareholder, until the number of purchased shares becomes equal to or more than the Number of Shares to be Purchased. However, in case the total number of the shares purchased by the Tender Offeror exceeds the Number of Shares to be Purchased as a result of purchase from all of the applying shareholders who have the same number of shares rounded down, the Tender Offeror will decide on the shareholders from whom the Tender Offeror will purchase the shares by lottery to the extent required so as not to fall short of the Number of Shares to be Purchased.

In case the total number of shares purchased from each applying shareholder, which is calculated in accordance with the pro rata method set forth above (fractional unit results from calculation done according to the method above shall be rounded down.), exceeds the Number of Shares to be Purchased, the Tender Offeror will reduce one unit of shares to be purchased (in the event there is a fraction under one unit of shares in the number to be purchased as a result of calculation pursuant to the pro rata method, such number of shares of such fraction) from each of the applying shareholders, to the extent required so as not to fall short of the Number of Shares to be Purchased, in the order of the greater number of tendered shares rounded up by the pro rata calculation method regarding each applying shareholder.

However, in case the total number of shares purchased by the Tender Offeror falls short of the Number of Shares to be Purchased as a result of the decrease in the number of shares to be purchased from all of the applying shareholders who have the same number of shares rounded up pursuant to this method, the Tender Offeror will decide on the shareholders from whom the number of the shares to be purchased will be reduced, by lottery to the extent required so as not to fall short of the Number of Shares to be Purchased.

(2) Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9, Items 2.1 through 2.8 as well as Article 14, Paragraph 2, Items 3 through 6 of the Orders pertaining to the SEL, the Tender Offeror may withdraw its offer. Such events include:

(1) the Target Company's management deciding to take any of the following actions: a share exchange; share transfer; corporate separation; merger; dissolution; petition for bankruptcy, commencement of corporate reorganization or corporate rehabilitation; decrease in capital; transfer to or acquisition from a third party of a business, suspension thereof, or abolishment thereof, in whole or in part; or application for delisting of its share certificates from a securities exchange;

(2) the occurrence of any of the following events in respect of the Target Company: filing of a petition for issuance of an order for a provisional disposition to suspend business or other action comparable thereto; revocation of license, suspension of business or any other action comparable thereto has been taken by a governmental body pursuant to laws or regulations thereunder; petition for, or notice of, bankruptcy, commencement of corporate reorganization, corporate rehabilitation, corporate liquidation, or execution of general mortgage has been served by a person other than the Target Company; dishonorment of a bill or a check due to a shortage in payment funds, or an action being taken by a clearing house to suspend banking services; suspension of business by a principal business client accounting for 10% or more of the total amount of sales or purchases of the Target Company during the preceding fiscal year; damages due to a natural disaster; the filing of a lawsuit; or delisting of share certificates on all of the securities exchanges on which such certificates were listed;

(3) the occurrence of any of the following to the Tender Offeror: dissolution; declaration of bankruptcy, determination of commencement of corporate reorganization, corporate rehabilitation, or order of corporate liquidation; petition for, or notice of, bankruptcy, commencement of corporate reorganization, corporate rehabilitation, corporate liquidation, or execution of general mortgage has been served by a person other than the Tender Offeror or Specially Related Party; or dishonorment of a bill or a check due to a shortage in payment funds, or an action being taken by a clearing house to suspend banking services declared against the Tender Offeror.

Should the Tender Offeror intend to withdraw the Tender Offer, it will give notice in *The Nihon Keizai Shimbun* and *Sankei Shimbun*; provided, however, if it is deemed difficult to give such notices within the Tender Offer Period, the Tender Offeror will make a public announcement pursuant to Article 20 of the Cabinet Ordinance and forthwith place public notice.

(3) Matters Concerning Applying Shareholders' Right of Cancellation of Application.

Any applying shareholder may cancel an application for the Tender Offer at any time during the Tender Offer Period. The method of cancellation shall be as described in "(2) Method of Cancellation of Application for Tender Offer " of "7. Method of Application for Tender Offer and Cancellation thereof ".

No claim for indemnification or penalty payment will be made to any tendering shareholder by the Tender Offeror, if an application is cancelled by an applying shareholder. The cost of returning share certificates held in custody by the Tender Offeror will be borne by the Tender Offeror.

(4) Method of Disclosure if the Conditions, etc. of Tender Offer are Changed

Should any terms and conditions of the Tender Offer be changed, the Tender Offeror will give a public notices thereof in *The Nihon Keizai Shimbun* and *Sankei Shimbun* as to such change; provided, however, that if it is deemed difficult to place such notice within the Tender Offer Period, the Tender Offeror shall make a public announcement in accordance with Article 20 of the Cabinet Ordinance, and forthwith give public notice. The purchase of the Shares applied for prior to such public notice will also be made in accordance with the terms and conditions so changed.

(5) Method of Disclosure if Amendment Statement is Filed

If an Amendment Statement is filed with the Director of the Kanto Local Finance Bureau, the Tender Offeror will forthwith make a public announcement of the contents thereof which are relevant to the contents of the public notice of Tender Offer, in accordance with the manner set forth in Article 20 of the Cabinet Ordinance. The Tender Offeror will also forthwith amend the Tender Offer Explanation Statement and provide the amended Tender Offer Explanation Statement to the applying shareholders who have received the former Tender Offer Explanation Statement. If the amendments are made only to a limited extent, however, the Tender Offeror may, instead of providing an amended Tender Offer Explanation Statement, prepare and deliver a document stating the reason for the amendments, the matters amended and the details thereof to the applying shareholders.

(6) Method of Disclosure of Results of Tender Offer

The Tender Offeror will make a public announcement regarding the results of the Tender Offer in accordance with Article 20 of the Cabinet Ordinance on the day following the last day of the Tender Offer Period.

II. Conditions of the Tender Offeror

1. Summary Description of the Tender Offeror

(1)History of the Tender Offeror
The history of the Company is as follows: (as of March 31, 2004)

Date	Item
September 2, 1922	Established *MEGURO-KAMATA RAILWAY*, predecessor of *TOKYU CORPORATION*, with capital of ¥3,500,000.
May 5, 1928	Merged with *DEN-EN-TOSHI*. Capital at such time: ¥13,250,000.
October 1, 1934	Merged with *the IKEGAMI RAILWAY*. Capital at such time: ¥17,100,000.
December 1, 1937	Merged with *MEGURO CAR* and *SHIBA-URA NORI-AI CAR*. Capital at such time: ¥30,000,000.
October 1, 1939	Merged with *TOKYO-YOKOHAMA RAILWAY*. Capital at such time: ¥72,500,000.
October 16, 1939	Changed company name from *MEGURO-KAMATA RAILWAY* to *TOKYO-YOKOHAMA RAILWAY*.
February 5, 1940	Establishment of *SOTETSU UNYU* (now *TOKYU LOGISTIC*[1]).
May 1, 1942	Merged with *KEIHIN ELECTRIC RAILWAY* and *ODAKYU ELECTRIC RAILWAY*, and changed company name to *TOKYU CORPORATION*. Capital at such time: ¥204,800,000.
July 1, 1943	Opened Oimachi Line, extending from Futako Tamagawaen to Mizonokuchi.
May 31, 1944	Merged with *KEIO DENKI KIDO*.
March 18, 1946	Establishment of *SHIROKI KINZOKU KOGYO* (now *SHIROKI CORPORATION*[2]).
June 15, 1946	Establishment of *SHIN-NIHON KOGYO* (now *TOKYU RECREATION*[2]).
May 1, 1948	Establishment of *TOYOKO HYAKKATEN* (now *TOKYU DEPARTMENT STORE*[2]). Spun off department stores business.
June 1, 1948	Reorganized company operations, establishing *KEIO TEITO ELECTRIC RAILWAY*, *ODAKYU ELECTRIC RAILWAY*, and *KEIHIN ELECTRIC EXPRESS RAILWAY*, and divesting part of operations.
August 23, 1948	Established *TOKYU YOKOHAMA SEISAKUSHO* (now *TOKYU CAR CORPORATION*[1]).
May 11, 1949	Listed *TOYOKO HYAKKATEN* (now *TOKYU DEPARTMENT STORE*[2]) on the Tokyo Stock Exchange.
May 16, 1949	Listed on the Tokyo Stock Exchange.
May 16, 1949	Listed *SHIN-NIHON KOGYO* (now *TOKYU RECREATION*[2]) on the Tokyo Stock Exchange.
January 16, 1950	Established *SEIKI KENSETSU KOGYO* (now *SEIKITOKYU KOGYO*[2]).
July 22, 1953	Began charter operation of vehicles to transport the passengers.
December 17, 1953	Established *TOKYU LAND CORPORATION*[2]. Transferred real estate sales, gravel, amusement park and advertising operations.
September 6, 1954	Established petroleum sales operations (Yotsuya Service Station).
January 31, 1956	Established *TOKYU TOURIST CORPORATION*.
April 25, 1956	Listed *TOKYU LAND CORPORATION*[2] on the second section of the Tokyo Stock Exchange.
October 10, 1956	Established *TOYOKO KOGYO* (now *TOKYU STORE CHAIN*[1]).
December 1, 1956	*TOKYU LAND CORPORATION*[2] transferred gravel operations to *TOKYU JARI* (now TOKYU GEOX[1]).
November 10, 1958	Established *MARUZEN GINZAYA* (now *NAGANO TOKYU*

	DEPARTMENT STORE[2]).
April 11, 1959	Established *ITO-SHIMODA DENKI TETSUDO* (now *IZUKYU CORPORATION*[1]).
July 6, 1959	Listed *TOKYU CAR CORPORATION*[1] on the Tokyo Stock Exchange
November 11, 1959	*TOKYU LAND CORPORATION*[2] spun off construction division into new company *TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]).
June 1, 1961	*TOKYU LAND CORPORATION*[2] transferred advertising assets and operations to *TOKYU AGENCY*[2]
October 2, 1961	*TOKYU LAND CORPORATION*[2] transferred to the first section of the Tokyo Stock Exchange.
March 20, 1962	Completed stage 1 of the Nogawa development project as the first stage of the Tama Den-en-toshi development project.
September 3, 1963	*TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) listed on the second section of the Tokyo Stock Exchange.
April 1, 1966	Commenced operation of Mizonokuchi to Nagatsuta section of the Den-en-toshi Line.
April 28, 1967	Commenced operation of Nagatsuta to Kodomo-no-kuni section of the Kodomo-no-kuni Line.
August 1, 1967	*TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) transferred to the first section of the Tokyo Stock Exchange.
February 6, 1968	Listed *TOKYU CAR CORPORATION*[1] on the first section of the Osaka Stock Exchange.
May 30, 1968	Established *TOKYU HOTEL CHAIN*[1].
February 15, 1969	*TOKYU CAR CORPORATION*[1] listed loan stock on the first section of the Tokyo Stock Exchange.
April 1, 1969	*TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) was listed on the first section of the Osaka Stock Exchange.
May 10, 1969	Ceased operation of the Shibuya to Futako Tamagawaen section of the Tamagawa Line, and the Futako Tamagawaen to Kinuta-Honmura section of the Kinuta Line.
April 8, 1970	*TOKYU LAND CORPOLATION*[2] established *TOKYU COMMUNITY*[2].
May 1, 1970	*SHIROKI KINZOKUKOGYO* (now *SHIROKI CORPORATION*[2]) listed on the second section of the Tokyo Stock Exchange.
October 1, 1970	*TOKYU LAND CORPORATION*[2] listed on the first section of the Osaka Stock Exchange.
May 15, 1971	Established *TOA DOMESTIC AIRLINES* (now *JAPAN AIRLINES DOMESTIC*), through merged *NIHON DOMESTIC AIRLINES* and *TOA AIRLINES*.
March 10, 1972	*TOKYU LAND CORPORATION*[2] established *AREA SERVISE* (now *TOKYU LIVABLE*[2]).
October 2, 1972	*TOKYU HOTEL CHAIN*[1] listed on the second section of the Tokyo Stock Exchange.
October 2, 1972	*SHIROKI KINZOKUKOGYO* (now *SHIROKI CORPOLATION*[2]) listed on the second section of the Nagoya stock exchange.
November 1, 1972	*IZUKYU CORPORATION*[1] listed on the second section of the Tokyo Stock Exchange.
June 1, 1973	*TOKYU LAND CORPORATION*[2] transferred its design and administration operations to *TOKYU ARCHITECTS & ENGINEERS*[1].
August 1, 1973	*SHIROKI KINZOKUKOGYO* (now *SHIROKI CORPORATION*[2]) transferred to the first section of the Tokyo and Nagoya Stock Exchange.
September 7, 1973	Listed *SEIKI KENSETSU* (now *SEIKITOKYU KOGYO*[2]) on the second section of the Tokyo Stock Exchange.
October 7, 1973	Opened the first Tokyu Inn hotel, the Ueda Tokyu Inn.
August 28, 1976	*TOKYU LAND CORPORATION*[2] established *TOKYU HANDS*[2] for the sale of housing related and DIY products.
September 1, 1976	*TOKYU TOURIST CORPORATION* established *TOKYU AIR CARGO*[1] and transferred its air cargo sales operations.
April 7, 1977	Commenced operation of the Shibuya to Futako Tamagawaen section of the Shin-

	tamagawa Line.
August 12, 1979	Commenced through services for all trains on the Den-en-toshi Line, Shin-tamagawa Line, and Eidan Hanzomon Line. The Oimachi to Futako Tamagawaen section was renamed the Oimachi Line.
July 27, 1981	*TOKYU TOURIST CORPORATION* listed on the second section of the Tokyo Stock Exchange.
July 17, 1982	*TOKYU LAND CORPORATION*[2] listed on the Singapore Stock Exchange.
October 2, 1982	Opened the Tama Plaza Tokyu Shopping Center.
November 1, 1982	*SEIKITOKYU KOGYO*[2] transferred to the first section of the Tokyo Stock Exchange.
December 15, 1982	*TOKYU STORE CHAIN*[1] listed on the second section of the Tokyo Stock Exchange.
June 1, 1983	*TOKYU HOTEL CHAIN*[1] transferred to the first section of the Tokyo Stock Exchange.
April 9, 1984	Commenced operation of the Tsukimino to Chuo-Rinkan section of the Den-en-toshi Line.
July 18, 1985	*SOTETSU UNYU* (now *TOKYU LOGISTIC*[1]) listed on the second section of the Tokyo Stock Exchange.
September 20, 1985	Completed construction of the redeveloped Kohrinbo Dai-ichi Kaihatsu Building.
February 5, 1986	Opened the Jiyugaoka Service Center.
March 23, 1987	*TOA DOMESTIC AIRLINES* (now *JAPAN AIRLINES DOMESTIC*) listed on the over-the-counter market (OTC).
June 1, 1987	*TOKYU TOURIST CORPORATION* transferred to the first section of the Tokyo Stock Exchange.
August 1, 1987	*TOKYU STORE CHAIN*[1] transferred to the first section of the Tokyo Stock Exchange.
June 1, 1990	Opened the Pan Pacific San Francisco hotel.
August 29, 1991	*NAGANO TOKYU DEPARTMENT STORE*[2] listed on the over-the-counter market (OTC).
October 1, 1991	Automotive operations divested to *TOKYU BUS*[1].
April 24, 1992	Opened the Hakata Excel Hotel Tokyu.
December 18, 1992	Opened the Gran Deco Hotel and Ski Resort.
November 1, 1993	Completed construction of Setagaya Business Square.
November 20, 1998	*TOKYU COMMUNITY*[2] listed on the second section of the Tokyo Stock Exchange.
January 5, 1999	*TOKYU LAND CORPORATION*[2] delisted from the Singapore Stock Exchange.
March 19, 1999	Nagatsuta Car plant obtained ISO 14001 certification.
December 17, 1999	*TOKYU LIVABLE*[2] listed on the second section of the Tokyo Stock Exchange.
March 1, 2000	*TOKYU COMMUNITY*[2] transferred to the first section of the Tokyo Stock Exchange.
April 7, 2000	Opened SHIBUYA MARK CITY.
August 6, 2000	Transferred service operations of the Mekama Line (Meguro to Kamata section) to the Meguro Line (Meguro to Musashi-kosugi section) and Tokyu Tamagawa Line (Tamagawa to Kamata section).
September 26, 2000	Commenced mutual through services for the Meguro Line, Eidan Nanboku Line, and Toei Mita Line.
November 29, 2000	Head office operation obtained ISO 14001 certification.
March 1, 2001	*TOKYU LIVABLE*[2] transferred to the first section of the Tokyo Stock Exchange.
March 31, 2001	Withdrew from petroleum sales operations.
April 20, 2001	Opened the Cerulean Tower.
July 11, 2001	Delisted *TOKYU HOTEL CHAIN*[1] from the Tokyo Stock Exchange.
June 17, 2001	*TOKYU HOTEL CHAIN*[1] became a wholly owned subsidiary through a share exchange.
September 25, 2002	*TOKYU CAR CORPORATION*[1] delisted from the Tokyo and Osaka stock exchanges.
September 25, 2002	*JAPAN AIR SYSTEM* (now *JAPAN AIRLINES DOMESTIC*) withdrawn from the over-the-counter market (OTC).
October 1, 2002	*TOKYU CAR CORPORATION*[1] became a wholly owned subsidiary following a share exchange.

October 2, 2002	*JAPAN AIR SYSTEM* (now *JAPAN AIRLINES DOMESTIC*) became a wholly owned subsidiary of *JAPAN AIRLINES SYSTEM* (now *JAPAN AIRLINES*) following a share transfer.
February 1, 2003	*TOKYU YMM PROPERTIES* integrated through corporate merger.
March 19, 2003	Commenced mutual through services with the Tobu Isezaki Line and Nikko Line via the Den-en-toshi Line and Eidan Hanzomon Line.
April 1, 2003	Transferred hotel operations to *TOKYU HOTEL CHAIN*[1].
September 23, 2003	*TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) delisted from the first section of the Osaka Stock Exchange.
September 25, 2003	*TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) delisted from the first section of the Tokyo Stock Exchange.
October 1, 2003	*The (former) TOKYU CONSTRUCTION* (now *TC PROPERTIES*[1]) transferred construction operations to *the (new) TOKYU CONSTRUCTION*[2] through corporate split.
October 1, 2003	*The (new) TOKYU CONSTRUCTION*[2] listed on the first section of the Tokyo Stock Exchange.
December 16, 2003	Divested Gran Deco Hotel and Ski Resort management operations.
December 25, 2003	*TOKYU TOURIST CORPORATION* delisted from the Tokyo Stock Exchange.
January 1, 2004	*TOKYU TOURIST CORPORATION* was made a wholly owned subsidiary following a share exchange.
January 30, 2004	Ceased operation on the Yokohama to Sakuragicho section of the Toyoko Line.
February 1, 2004	Commenced mutual through services for the Toyoko Line and Minato Mirai Line (Yokohama to Motomachi-Chukagai section).
March 1, 2004	Divested operations of the Tokyu Turnpike.
March 31, 2004	Approximately 85% of *TOKYU TOURIST CORPORATION* shares divested to non-group companies.

Notes:

1. Currently a consolidated subsidiary.
2. Currently an affiliate.

(2) Corporate objectives and business of the Company

Corporate objectives

1. Railroad and cableway business
2. Tramway business
3. General road cargo transportation
4. Management of residential land, Sale and leasing of land, housing and buildings
5. Management of golf courses, sports facilities and cultural education facilities
6. Management of restaurant facilities and sale of foodstuffs, daily necessities and alcohol
7. Management of hotels and inns
8. Travel business
9. Contracting for civil engineering and construction design and construction
10. Agent for special prepaid sale and purchase transactions in commodities
11. Business investment, financing and debt guarantees necessary to the management of the Company's business
12. Agent for property and casualty insurance
13. Information provision, and handling; Electronic communications
14. Investment advisory business with respect to real estate, marketable securities and other financial assets
15. VHF broadcasting under the Broadcast Law of Japan
16. Manufacturing, repair and sales of railroad rolling stock, automobiles, containers, car-parking equipment and their components
17. Management and contract administration of shopping centers
18. Business concerned with advertising and public relations

19. All other businesses incidental to or related to the preceding items

Business of the Tender Offeror

The Company's head office is located in Shibuya-ku, Tokyo, Japan and its businesses are as follows (as of March 31,2004):

(1) Railway and Tramway business

The railway business transports passengers in the South-West Tokyo and Kanagawa Prefecture area. The tramway business transports passengers on a sole-use line in Setagaya-ku, Tokyo.

The Company's railway and tramway lines are as follows:

(as of March 31,2004)

Line	Zone	Number of Stations	Length in Operation (km)	Notes
Toyoko Line	Shibuya ~ Yokohama	21	24.2	Operates direct, mutual through services with the Eidan Hibiya Line and the Yokohama Minatomirai Line.
Meguro Line	Meguro ~ Musashi Kosugi	11	9.1	Operates direct, mutual through services with the Eidan Nanboku Line, Toei Mita Line, and Saitama Railway Line.
Den-en- toshi Line	Shibuya ~Chuo-Rinkan	27	31.5	Operates direct, mutual through services with the Eidan Hanzomon Line, Tobu Isezaki and Nikko Lines.
Oimachi Line	Oimachi ~ Futako Tamagawa	15	10.4	
Ikegami Line	Gotanda ~ Kamata	15	10.9	
Tokyu Tamagawa Line	Tamagawa ~ Kamata	7	5.6	
Kodomo-no-kuni Line	Nagatsuta ~ Kodomo-no- kuni	3	3.4	
Setagaya Line	Sangenjaya ~ Shimo Takaido	10	5.0	Tramway
	TOTAL	98	100.1	

Notes:

1. Rolling stock in operation; 1,083 units (1,063 railway cars and 20 trams.)
2. In calculating the total number of stations, stations common to more than one line are counted as one station.
3. The number of stations and total distance in operation on the Toyoko line decreased following the decommissioning of the Yokohama - Sakuragicho portion (2.0 Kms, two stations) of the line from January 31, 2004.
4. As of April 1, 2004, the Teito Rapid Transit Authority (Eidan) has been renamed Tokyo Metro Co., Ltd. (Tokyo Metro).

(2) Real Estate Business

1. Real Estate Sales Business

The company prepares housing sites for sale, and also constructs housing for sale in a number of locations including Tama Den-en-toshi, and also Atsugi City, Hiratsuka City, and Isehara city in Kanagawa prefecture, Chikushino City and Ogori City in Fukuoka prefecture, and Yufuin town in Oita prefecture.

Construction offices: 1 (Kanagawa Prefecture)

Sales offices: 2 (Tokyo 1, Fukuoka Prefecture 1)

Apart from this, the company also maintains lodging facilities as part of its Time Share Resort business, under the name of *Bigweek,* in Kyoto, Karuizawa, Tateshina, Izu Kougen and Hakone Gora.

2. Real Estate Leasing Business

In addition to the leasing of buildings in the Tokyo metropolitan area, Yokohama City and Kawasaki City, the company also leases sports facilities, hotels, and golf courses, while also operating shopping centers, travel centers, and culture schools. Major facilities are as follows:

Commercial properties for leasing:

Tokyu Ginza Building, Tokyu Gotanda Building, Shibuya Higashiguchi Building, Tama Plaza Tokyu Shopping Center, Machida Terminal Plaza, Tokyu Chuo-Rinkan Building, Kohrinbo Dai-ichi Kaihatsu Building, Sanwa Tokyu Building, Tokyu Susukino Building, Tokyu Hiyoshi Station Building, Carrot Tower, Hachioji Square Building, Shibuya Mark City, Aobadai Tokyu Square, Tokyu Square Garden Site, JR Tokyu Meguro Building.

Sports facilities:

Den-en Tennis Club, Tokyu Golf Park Tamagawa, Swing Himonya, Tokyu Swimming School (Tamagawa, Tama Plaza), Tokyu Kenzan Sports Garden, Tokyu Arima Tennis Club, Atrio Azamino, Atrio II Himonya.

Hotels:

Yokohama Excel Hotel Tokyu, Kushiro Tokyu Inn, Obihiro Tokyu Inn, Shinbashi Atagoyama Tokyu Inn, Imaihama Tokyu Resort, Miyakojima Tokyu Resort.

Golf Courses:

Tokyu Seven Hundred Club, Five Hundred Club, Grand Oak Golf Club, Shirahama Beach Golf Club, Yufu Kogen Golf Club, Emerald Coast Golf Links.

Shopping Centers:

Grandberry Mall.

Travel Centers:

Tokyu Travel Center Teco Plaza (Shibuya, Musashi Kosugi, Hiyoshi, Tsunashima, Kikuna, Yokohama, Meguro, Oimachi, Jiyugaoka, Futako Tamagawa, Mizonokuchi, Azamino, Aobadai, Nagatsuta, Chuo-Rinkan, Sangenjaya)

Culture Schools:

Tokyu Seminar BE (Shibuya, Yukigaya, Aobadai)

Other facilities:

ranKing-ranQueen (Shibuya, Jiyugaoka)

The Company also conducts consulting operations on the effective utilization of privately-owned and company-owned real estate. Sales offices: 3 (Kanagawa prefecture)

(3) Amount of capital and issued number of shares

As of September 28, 2004

Amount of Capital	Total Issued Number of Shares
¥108,820,853,008	1,140,974,076 shares

Notes:

1. These totals do not include shares issued as the result of the exercise of Shares Acquisition Rights (including such shares issued through conversion of convertible bonds issued under the Japanese Commercial Code prior to revision) between September 1 and September 28, 2004.
2. On October 1,2004, the Company plans to conduct a share exchange to make Izukyu Corporation a wholly-owned subsidiary and intends to issue 4,073,079 new shares.

(4) Principal Shareholders

As of March 31, 2004

Name or title	Address	Holding of common stock (thousand)	Percentage of total issued number of shares
The Dai-Ichi Mutual Life Insurance Company	13-1,Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan	82,583	7.24
Nippon Life Insurance Company	2-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan	78,657	6.89
Japan Trustee Services Bank, Ltd. (Trust Account)	8-11, Harumi 1-chome, Chuo-ku, Tokyo, Japan	50,071	4.39
The Chuo Mitsui Trust and Banking Co., Ltd.	33-1, Shiba 3-chome, Minato-ku, Tokyo, Japan	37,757	3.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo, Japan	34,868	3.06
Mizuho Corporate Bank, Ltd.	3-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	33,603	2.95
The Taiyo Life Insurance Company	11-2, Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan	29,726	2.61
State Street Bank and Trust Company (Standing Proxy; Mizuho Corporate Bank, Ltd. Kabutocho Securities Settlement Operations Division)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (6-7, Nihonbashi Kabutocho, Chuo-ku, Tokyo, Japan)	25,579	2.24
The Mitsubishi Trust and Banking Corporation	4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan	25,046	2.20
The Sumitomo Trust & Banking Co., Ltd.	5-33, Kitahama 4-chome, Chuo-ku, Osaka, Japan	24,321	2.13
Totals	---	422,214	37.00

Note: Apart from The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd. (Trust Account,) holdings of common stock by trust banks do not include shares held in respect of their trust operations.

(5) Career Summary and Number of Shares Owned by Directors and Officers

(As of September 28, 2004)

Title & Role	Name (Date of Birth)	Career Summary	Number of shares owned in the tender offeror (thousands)
Chairman of the Board (Representative Director)	Shinobu Shimizu (February 3, 1931)	April 1953 Joined the Company April 1977 General Manager of Administration, Business Development Headquarter June 1981 Director of the Company July 1981 General Manager of Corporate Planning Division July 1983 General Manager of Finance Division June 1985 Managing Director July 1985 General Manager of Business Administration Division Dec. 1987 Senior Managing Director April 1995 President and Representative Director June 2001 Chairman of the Board	35
President (Representative Director)	Kiyofumi Kamijo (September 12, 1935)	April 1958 Joined the Company July 1981 General Manager of Secretarial Office June 1987 Director of the Company June 1989 General Manager of Inn Management Division April 1990 General Manager of Hotel Management Division June 1993 Managing Director April 1995 Senior Managing Director June 1999 Vice President and Representative Director June 2001 President	29
Senior Managing Director (Representative Director) General Manager of Shibuya Strategy Headquarters	Sadayasu Nishimoto (May 8, 1939)	April 1962 Joined the Company July 1993 General Manager of Administrative Division of the Company June 1995 Director of the Company & General Manager of Office Building Management Division June 1999 Managing Director June 2001 Senior Managing Director June 2003 Representative Director Jan. 2004 General Manager of Shibuya Strategy Headquarters	23
Senior Managing Director (Representative Director)	Toshiaki Koshimura (Sep.20, 1940)	April 1964 Joined the Company April 1995 General Manager of Business Administration Division June 1995 Director of the Company June 1997 General Manager of Personnel Division June 1999 Managing Director June 2001 Senior Managing Director, Executive General Manager of Corporate Management Headquarters June 2003 Representative Director	20

Title and Role	Name (Date of Birth)	Career Summary	Number of shares owned in the tender offeror (thousands)
Managing Director General Manager of Office of the President, General Manager of Public Relations Division, General Manager of General Affairs & Environmental Division	Tadashi Igarashi (November 17, 1941)	April 1966 Joined the Company Sep. 1996 Manager of Hotel Management Division June 1997 Director of the Company, General Manager of Hotel Management Division June 1999 General manager of Office of the President June 2001 Managing Director July 2001 General Manager of Public Relations Division April 2003 General Manager of Office of the President, General Manager of Public Relation Division, General Manager of General Affairs & Environmental Division	15
Managing Director Executive General Manager of Railway Headquarters	Takakuni Happo (November 22, 1941)	April 1964 Joined the Company June 1998 General Manager of Transportation Business Division June 1999 Director of the Company June 2001 Managing Director July 2001 General Manager of Railway Headquarters April 2003 Executive General Manager of Railway Headquarters	15
Managing Director Executive General Manager of Finance, Accounting & Group Strategy Headquarters	Katsuhisa Suzuki (January 24, 1944)	April 1966 Joined the Company June 1998 General Manager of Finance Division June 1999 Director of the Company June 2001 Managing Director April 2003 Executive General Manager of Finance, Accounting & Group Strategy Headquarters	10
Managing Director Executive General Manager of Urban Development Headquarters	Tetsuo Nakahara (October 21, 1944)	April 1967 Joined the Company April 1998 General Manager of Business Promotion Department , Real Estate Development Division June 1999 Director of the Company, General Manager of Urban Development Division April 2003 Executive General Manager of Urban Development Headquarters June 2003 Managing Director	9

Managing Director Executive General Manager of Management Headquarters	Isao Adachi (October 1, 1943)	April 1968 Joined the Company June 1998 Manager of Second Division related to Group Administration Division June 1999 Director of the Company, General Manager of Management Administration Division July 2000 General Manager of Management Planning Division, Corporate Management Headquarters July 2002 Deputy Executive General Manager of Corporate Management Headquarters April 2003 Executive General Manager of Management Headquarters June 2003 Managing Director	16

Title and Role	Name (Date of Birth)	Career Summary	Number of shares owned in the tender offeror (thousands)
Director Corporate Consultant	Tetsu Gotoh (July 21, 1948)	May 1983 Senior Managing Director of Tokyu Construction Co., Ltd. June 1983 Director of the Company Dec. 1986 Executive Vice President & Director of Tokyu Construction Co., Ltd. June 1990 President & Director of Tokyu Construction Co., Ltd. Dec. 1998 Corporate Consultant of the Company	4,161
Director General Manager of Property Administration Division and General Manager of Marketing division, Management Headquarters	Hiroshi Takeoka (October 21, 1944)	April 1967 Joined the Company July 1999 General Manager of General Affairs Division June 2001 Director of the Company April 2003 General Manager of Property Administration Division, Management Headquarters Aug. 2004 General Manager of Marketing Division, Management Head Quarters.	15
Director General Manager of Human Resources Division, Management Headquarters	Shoichiro Nagayama (May 4, 1945)	April 1968 Joined the Company July 1999 General Manager of Personnel Division June 2001 Director of the Company April 2003 General Manager of Human Resources Division, Management Headquarters	24
Director General Manager of Group Management Division, Finance, Accounting & Group Strategy Headquarters	Yoshiki Sugita (April 14, 1947)	April 1970 Joined the Company July 2000 General Manager of Group Business Division, Corporate Management Headquarters June 2001 Director of the Company July 2001 General Manager of Group Business Division, Corporate Management Headquarters April 2003 General Manager of Group Management Division, Finance, Accounting & Group Strategy Headquarters	9
Director Corporate Consultant	Satoru Hato (September 22, 1948)	April 1971 Joined the Company April 2003 General Manager of Marketing Division, Management Headquarters June 2003 Director of the Company Aug. 2004 Corporate Consultant of the Company	10

Director General Manager of Management Planning Division, Management Headquarters	Tsuneyasu Kuwahara (November 19, 1949)	April 1975 Joined the Company April 2003 General Manager of Management Planning Division, Management Headquarters June 2003 Director of the Company	8

Title and Role	Name (Date of Birth)	Career Summary	Number of shares owned in the tender offeror (thousands)
Director General Manager of Accounting, Group Strategy & IR Division, Finance, Accounting & Group Strategy Headquarters	Yuji Kinoshita (April 23, 1951)	April 1975 Joined the Company April 2003 General Manager of Accounting, Group Strategy & IR Division, Finance, Accounting & Group Strategy Headquarters June 2003 Director of the Company	11
Director	* Yoshizumi Nezu (October 26, 1951)	June 1990 Director of Tobu Railway Co., Ltd. April 1991 Managing Director of Tobu Railway June 1993 Senior Managing Director of Tobu Railway June 1995 Executive Vice President & Director of Tobu Railway June 1999 President & Director of Tobu Railway June 2001 Director of the Company	25
Director	* Shigeru Okada (March 2, 1924)	Aug. 1971 President and Director of Toei Company Limited Jan. 1980 President and Director of Tokyu Recreation Co., Ltd. June 1989 Director of the Company June 1993 Chairman of The Board & Director, Toei Company Limited March 1994 Chairman of The Board & Director, Tokyu Recreation Co., Ltd. June 2002 Executive Corporate Advisor, Toei Company Limited March 2003 Director & Executive Corporate Advisor of Tokyu Recreation Co., Ltd.	41
Director	* Masatake Ueki (February 17, 1942)	June 1992 Director of Tokyu Land Corporation June 1996 Managing Director of Tokyu Land Corporation June 1999 Senior Managing Director of Tokyu Land Corporation June 2000 President & Director of Tokyu land Corporation June 2001 Director of the Company	7
Director	Hirosuke Isozaki (February 20, 1944)	April 1969 Joined the Company Oct. 2000 General Manager of Operation Management Department, Hotel Division April 2001 President & Director of Tokyu Hotel Management Co., Ltd. June 2001 Director & Corporate Consultant of the Company	21
Director	Tetsu Wada (September 30, 1946)	April 1970 Joined the Company April 2003 Deputy Executive General Manager of Urban Development Headquarters June 2003 Director of the Company June 2004 President and Director of Tokyu Card Inc.	5

Title and Role	Name (Date of Birth)	Career Summary	Number of shares owned in the tender offeror (thousands)
Full-time Corporate Auditor	** Masamichi Yamada (May 5, 1940)	April 1996 Managing Director, Bank of Tokyo Mitsubishi Ltd. June 2000 Senior Managing Director, Bank of Tokyo Mitsubishi Ltd. June 2002 Chairman of The Board & Director of KOKUSAI Securities Co., Ltd. (predecessor of Mitsubishi Securities Co., Ltd) Sept. 2002 Chairman of The Board & Director, Mitsubishi Securities Co., Ltd. June 2004 Full-time Corporate Auditor of the Company	–
Full-time Corporate Auditor	Kenichiro Kakimoto (August 19, 1941)	April 1965 Joined the Company June 1998 General Manager of Consumer & Information Service Division June 1999 Full-time Corporate Auditor of the Company	13
Corporate Auditor	** Takahide Sakurai (October 30, 1932)	April 1987 President & Director of The Daiichi Mutual Life Insurance Company June 1989 Corporate Auditor of the Company April 1997 Chairman & Director of The Daiichi Mutual Life Insurance Company July 2004 Corporate Advisor of The Daiichi Mutual Life Insurance Company.	–
Corporate Auditor	** Josei Itoh (May 25, 1929)	July 1989 President & Director of Nippon Life Insurance Company June 1991 Corporate Auditor of the Company April 1997 Chairman of The Board & Director of Nippon Life Insurance Company	–
Corporate Auditor	** Shunji Kohno (August 1, 1927)	June 1990 President & Director of Tokyo Marine and Fire Insurance Co., Ltd. June 1996 Chairman of The Board & Director of Tokyo Marin and Fire Insurance Co., Ltd. June 2001 Executive Corporate Advisor of The Tokyo Marine and Fire Insurance Co., Ltd. June 2004 Corporate Auditor of the Company	–
		TOTAL	4,526

Notes:

1) * Indicates directors who are outside directors as specified by the Japanese Commercial Code, Section 188-2-7/2.

2) ** Indicates auditors who are outside corporate auditors as specified by the Japanese Commercial Code-Special Directive on Corporate Auditors-Section 18-1.

2. Financial Condition

Financial Statements

Basis of presenting financial statements

The non-consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statement, Etc. (Finance Ministerial Ordinance No. 59 of 1963 "Financial Statements Regulations"), Section 2 and also in accordance with the Railway Business Accounting Regulations (Transportation Ministerial Ordinance No. 7 of 1987).

The non-consolidated financial statements for the 134th fiscal year (April 1, 2002 to March 31, 2003) were prepared in accordance with the Financial Statements Regulations and Railway Business Accounting Regulations before amendment, and those for the 135th fiscal year (April 1, 2003 to March 31, 2004) were prepared in accordance with the Financial Statements Regulations and Railway Business Accounting Regulations after amendment.

Audit Certification

In accordance with Article 193-2 of the SEL, the non-consolidated financial statements of the Company for the 134th fiscal year (April 1, 2002 to March 31, 2003) and 135th fiscal year (April 1, 2003 to March 31, 2004) have been audited by Shin Nihon Audit Corporation.

(1) Balance sheet

(Millions of Yen)

Account	Notes	134th Fiscal Year (As of March 31, 2003) Amount			Ratio (%)	135th Fiscal Year (As of March 31, 2004) Amount			Ratio (%)
(Assets)									
I. Current Assets									
1. Cash and deposits			4,852				1,535		
2. Accrued fares			1,361				1,358		
3. Accounts receivable	1		18,225				12,048		
4. Accrued revenues			1,385				1,839		
5. Short-term loans to affiliates			15,746				20,327		
6. Marketable securities			29				—		
7. Land and buildings for sale			116,607				111,666		
8. Inventories			2,811				2,651		
9. Prepaid expenses			1,297				618		
10. Deferred tax assets			11,154				12,216		
11. Other current assets			10,034				10,267		
12. Allowance for doubtful accounts			(2,599)				(122)		
Total current assets				180,908	11.2			174,408	11.5
II. Fixed assets									
A. Fixed assets for Railway Business									
1. Tangible fixed assets		632,822				760,578			
Accumulated depreciation		332,025	300,797			341,275	419,302		
2. Intangible fixed assets			2,348				5,421		
Total fixed assets for Railway Business	2		303,145				424,724		
B. Fixed assets for Real Estate Business									
1. Tangible fixed assets		297,431				332,620			
Accumulated depreciation		99,303	198,128			112,872	219,748		
2. Intangible fixed assets			20,644				19,558		
Total fixed assets for Real Estate Business	3		218,772				239,307		
C. Fixed assets for Hotel Business									
1.Tangible fixed assets		75,124				—			
Accumulated depreciation		33,433	41,691			—	—		

2.Intangible fixed assets			555				—		
Total fixed assets for Hotel Business			42,247				—		

(Millions of Yen)

Account	Notes	134th Fiscal Year (As of March 31, 2003) Amount			Ratio (%)	135th Fiscal Year (As of March 31, 2004) Amount			Ratio (%)
D. Fixed assets for Other businesses									
1. Tangible fixed assets		132,272				1,490			
Accumulated depreciation		46,892	85,379			853	637		
2. Intangible fixed assets			6,207				3		
Total fixed assets for Other businesses			91,586				641		
E. Fixed assets for Related to Headquarters									
1. Tangible fixed assets		25,884				23,656			
Accumulated depreciation		9,235	16,648			9,607	14,049		
2. Intangible fixed assets			264				1,364		
Total fixed assets for Related to Headquarters			16,913				15,413		
F. Construction in progress									
1. Railway Business		277,518				116,796			
2. Real Estate Business		28,902				3,267			
3. Hotel Business		101				—			
4. Other Business		5,653				29			
5. Related to Headquarters		1,780				1,661			
Total construction in progress			313,956				121,754		
G. Investments and other assets									
Investments, etc.									
1.Investment securities		76,329				106,112			
2.Investments in subsidiaries and affiliates		300,369				275,161			
3.Investments in capital		6,826				2,030			
4.Long-term loans		40				40			
5.Long-term loans to employees		2				2			
6.Long-term loans to subsidiaries and affiliates		19,350				84,129			
7.Long-term prepaid expenses		7,094				4,693			
8.Prepaid pension expenses		—				25,749			
9.Long-term deferred tax assets		28,533				37,547			
10.Guarantee money paid		14,984				6,049			
11.Other investments		6,707				6,125			
12.Allowance for doubtful accounts		(11,565)				(12,115)			

Total investments and other assets							535,526		
Total investments, etc.			448,671						
Total fixed assets				1,435,294	88.8			1,337,367	88.5
Total assets				1,616,202	100.0			1,511,775	100.0

(Millions of Yen)

Account	Notes	134th Fiscal Year (As of March 31, 2003) Amount			Ratio (%)	135th Fiscal Year (As of March 31, 2004) Amount			Ratio (%)
(Liabilities)									
I. Current liabilities									
1. Short-term debt			172,276				197,971		
2. Current portion of long-term debt			39,764				47,147		
3. Current portion of bonds			55,800				41,000		
4. Other payables			10,236				8,449		
5.Accrued expenses			5,163				9,796		
6. Accrued consumption taxes			2,677				2,699		
7. Accrued income taxes			13,735				—		
8. Deposited revenues of tie-up companies from railway operations			2,561				2,937		
9. Deposits received			12,061				12,547		
10. Prepaid fares received			7,963				9,034		
11. Advances received	4		20,762				2,656		
12. Advances received on Construction			97,659				51,132		
13. Reserve for employees' bonuses			3,692				3,559		
14. Reserve for loss of business investment			14,865				--		
15. Other current liabilities			7,071				5,899		
Total current liabilities				466,291	28.9			394,834	26.1
II. Non-current Liabilities									
1. Bonds			253,500				283,300		
2. Convertible bonds			52,000				51,998		
3. Long-term debt			407,163				422,625		
4. Reserve for employees' retirement benefits			10,345				—		
5. Reserve for directors' retirement benefits			1,227				1,276		
6. Guarantee deposits	4		104,236				89,534		
7. Other non-current liabilities			7,452				7,376		
Total Non-current liabilities				835,927	51.7			856,110	56.7
III. Special Legal reserves									
Urban Railways Improvement Reserve	5		40,800				37,875		
Total Special Legal Reserves				40,800	2.5			37,875	2.5

Total liabilities				1,343,019	83.1			1,288,820	85.3

(Millions of Yen)

Account	Notes	134th Fiscal Year (As of March 31, 2003) Amount			Ratio (%)	135th Fiscal Year (As of March 31, 2004) Amount			Ratio (%)
(Shareholders' equity)									
I . Common stock	6			108,819	6.7			108,820	7.2
II. Capital surplus									
1. Capital surplus reserve			47,181				47,182		
2. Other capital surplus									
Gain in reduction of capital/capital surplus reserve		90,466				89,832			
Gain on disposal of treasury stock		—	90,466			10	89,843		
Total capital surplus				137,647	8.5			137,025	9.0
III. Retained earnings									
1. Voluntary reserve									
General reserve		950	950			950	950		
2. Unappropriated retained earnings			25,615				—		
3. Unappropriated retained losses			—				40,421		
Total retained earnings				26,565	1.6			(39,471)	(2.6)
IV. Unrealized holding gains (losses) on securities				760	0.1			17,845	1.2
V. Treasury stock	7			(610)	(0.0)			(1,264)	(0.1)
Total shareholders' equity				273,182	16.9			222,955	14.7
Total liabilities and shareholders' equity				1,616,202	100.0			1,511,775	100.0

(2) Income Statement

(Millions of Yen)

Account	Notes	134th Fiscal Year (From April 1, 2002 to March 31, 2003) Amount		Ratio (%)	135th Fiscal Year (From April 1, 2003 to March 31, 2004) Amount		Ratio (%)
I. Revenue from operations							
A. Railway operations							
1. Revenue from operations							
(1) Passenger transportation		118,503			120,806		
(2) miscellaneous transportation		15,081	133,584	44.9	14,500	135,307	56.3
2. Cost of revenue from operations							
(1) Transportation costs		65,917			78,259		
(2) General and administrative expenses		6,863			10,565		
(3) Taxes		5,505			5,348		
(4) Depreciation expenses		23,714	102,000	34.3	25,304	119,479	49.7
Railway operations operating income			31,584	10.6		15,828	6.6
B. Real estate operations							
1. Revenue from operations							
(1) Real estate sales		51,398			49,084		
(2) Real estate leasing		48,467	99,866	33.5	52,929	102,014	42.5
2. Cost of revenue from operations							
(1) Cost of sales		29,545			32,312		
(2) Selling, general and administrative expenses		31,653			32,338		
(3) Taxes		5,969			6,571		
(4) Depreciation expenses		8,597	75,766	25.4	12,369	83,592	34.8
Real estate operations operating income			24,099	8.1		18,421	7.7

(Millions of Yen)

Account	Notes	134th Fiscal Year (From April 1, 2002 to March 31, 2003) Amount		Ratio (%)	135th Fiscal Year (From April 1, 2003 to March 31, 2004) Amount		Ratio (%)
C. Hotel operations							
1. Revenue from operations							
Hotel revenues		50,623	50,623	17.0	–	–	–
2. Cost of revenue from operations							
(1) Cost of sales		22,158			–		
(2) Selling, general and administrative expenses		27,264			–		
(3) Taxes		761			–		
(4) Depreciation expenses		4,326	54,511	18.3	–	–	–
Hotel operations operating losses			3,888	1.3		–	–
D. Other operations							
1. Revenue from operations							
(1) Recreation and services revenues		13,771	13,771	4.6	2,887	2,887	1.2
2. Cost of revenue from operations							
(1) Cost of sales		1,385			399		
(2) Selling, general and administrative expenses		10,927			2,518		
(3) Taxes		768			224		
(4) Depreciation expenses		2,736	15,817	5.3	819	3,962	1.7
Other operations operating losses			2,045	0.7		1,075	0.5
Total operating income			49,749	16.7		33,174	13.8
II. Non-operating revenues	1						
1. Interest income		320			862		
2. Interest income on securities		0			0		
3. Dividend income		4,276			2,531		
4. Construction expenses received		753			1,415		
5. Distribution from SPC		–			3,850		
6. Others		2,894	8,245	2.8	5,605	14,265	5.9

(Millions of Yen)

Account	Notes	134th Fiscal Year (From April 1, 2002 to March 31, 2003) Amount		Ratio (%)	135th Fiscal Year (From April 1, 2003 to March 31, 2004) Amount		Ratio (%)
III. Non-operating expenses							
1. Interest expense		13,072			12,758		
2. Interest expense on bonds issued		8,832			7,670		
3. Bond issuance expenses		228			377		
4. Addition to allowance for doubtful accounts		3,624			—		
5. Other		1,693	27,450	9.2	1,366	22,172	9.2
Recurring income			30,544	10.3		25,267	10.5
IV. Extraordinary gains							
1. Gain on sales of fixed assets	2	48,410			11,126		
2. Gain on sales of investment securities		281			—		
3. Gain on sales of investments in subsidiaries and affiliates		59			—		
4. Contribution through subsidies for construction		17,583			59,224		
5. Gains on reversal from Urban Railways Improvement Reserve		5,307			5,307		
6. Gain from establishment of retirement benefit trust		—			28,096		
7. Other		—	71,642	24.1	4,018	107,772	44.9

(Millions of Yen)

Account	Notes	134th Fiscal Year (From April 1, 2002 to March 31, 2003) Amount		Ratio (%)	135th Fiscal Year (From April 1, 2003 to March 31, 2004) Amount		Ratio (%)
V. Extraordinary losses							
1. Loss on sales of fixed assets	3	16,828			21,354		
2. Loss on sales of investment securities		87			–		
3. Loss on sales of investments in subsidiaries and affiliates		51			–		
4. Advanced depreciation deductions of fixed assets		10,739			46,231		
5. Appraisal loss on investment securities		8,866			–		
6. Appraisal loss on investments in subsidiaries and affiliates		21,771			76,320		
7. Addition to Urban Railways Improvement Reserve		2,335			2,382		
8. Loss on reorganization of subsidiaries and affiliates		796			–		
9. Appraisal loss on real estate for sale		2,708			–		
10. Addition to reserve for loss of business investment		14,865			–		
11. Losses on impairment accounting	4	–			35,521		
12. Other	5	–	79,051	26.6	36,109	217,919	90.7
Income before income taxes			23,136	7.8		–	
Loss before income taxes			–			84,879	35.3
Corporation, resident and business taxes		18,621			129		
Deferred taxes		(2,436)	16,185	5.5	(21,902)	(21,773)	(9.0)
Net income			6,950	2.3		–	
Net loss			–			63,106	26.3
Retained earnings brought Forward			15,070			22,684	
Interim dividend			2,808			–	
Reversal of profit reserve			13,002			–	
Loss on retirement of merged investment in subsidiaries			6,600			–	
Unappropriated retained earnings at end of period			25,615			–	
			–			40,421	

Undisposed retained losses at end of period								

Note: Ratios represent the percentage of revenues from operations of ¥297,845 million in the 134th fiscal period and ¥240,208 million in the 135th fiscal period, respectively.

Statement of operating costs

(Millions of Yen)

		134th Fiscal Year (From April 1, 2002 to March 31, 2003)			135th Fiscal Year (From April 1, 2003 to March 31, 2004)		
Account	Notes	Amount			Amount		
I. Railway and tramway business operating costs							
1. Transportation costs	1						
Labor costs		25,562			25,817		
Other costs		40,354			52,441		
Total			65,917			78,259	
2. General and administrative costs							
Labor costs		4,312			6,427		
Other costs		2,550			4,137		
Total			6,863			10,565	
3. Taxes			5,505			5,348	
4. Depreciation expense			23,714			25,304	
Total railway and tramway business operating costs				102,000			119,479
II. Real estate business operating costs							
1. Acquisition cost of land and buildings			29,545			32,312	
2. Selling, general and administrative expenses	2						
Labor costs		7,303			6,920		
Other costs		24,350			25,418		
Total			31,653			32,338	
3. Taxes	2		5,969			6,571	
4. Depreciation expenses			8,597			12,369	
Total real estate business operating costs				75,766			83,592
III. Hotel business operating costs							
1. Cost of sales			22,158			–	
2. Selling, general and administrative expenses	3						
Labor costs		1,640			–		
Other costs		25,624			–		
Total			27,264			–	
3. Taxes			761			–	
4. Depreciation expenses			4,326			–	
Total hotel business operating costs				54,511			–

(Millions of Yen)

Account	Notes	134th Fiscal Year (From April 1, 2002 to March 31, 2003) Amount			135th Fiscal Year (From April 1, 2003 to March 31, 2004) Amount		
IV. Other businesses operating costs							
1. Cost of sales							
Recreation and services businesses cost of sales		1,385			399		
Total			1,385			399	
2. Selling, general and administrative expenses	4						
Labor costs		2,021			475		
Other costs		8,906			2,042		
Total			10,927			2,518	
3. Taxes	4		768			224	
4. Depreciation expenses			2,736			819	
Total Other businesses operating costs				15,817			3,962
Total Operating Costs				248,095			207,034

134th Fiscal Year

The main costs that exceed 5% of the total of operating costs by business and amounts added to reserves included in operating costs (total business) are as follows:

		¥ million
1. Railway and tramway business operating costs	Transportation costs	
	Salaries	20,501
	Fixed asset disposal costs	12,951
	Repairs costs	7,977
	Outsourcing fees	6,931
2. Real estate business operating costs	Selling, general and administrative expenses	
	Salaries	5,562
	Taxes	
	Fixed asset taxes	4,453
3. Hotel business operating costs	Selling, general and administrative expenses	
	Operating contract fees	10,922
	Outsourcing fees	6,375
4. Other businesses operating costs	Selling, general and administrative expenses	
	Operating contract fees	3,173
	Salaries	1,581
	Outsourcing fees	1,482
	Course maintenance fees	842
5. Additions to reserves included in operating costs of all businesses	Addition to reserve for employees' bonuses	3,692
	Retirement allowance expenses	4,976
	(Addition to reserve for employees' retirement benefits)	
	Addition to reserve for directors' retirement benefits	146

135th Fiscal Year

The main costs that exceed 5% of the total of operating costs by business and amounts added to reserves included in operating costs (total business) are as follows

		¥ million
1. Railway and tramway business operating costs	Transportation costs	
	Salaries	19,976
	Fixed asset disposal costs	18,558
	Repairs costs	10,377
	Subcontractor fees	7,430
2. Real estate business operating costs	Selling, general and administrative expenses	
	Outsourcing fees	7,335
	Salaries	4,972
	Taxes	
	Fixed asset taxes	5,282
4. Other businesses operating costs	Selling, general and administrative expenses	
	Operating contract fees	933
	Salaries	359
	Outsourcing fees	346
	Taxes	
	Fixed asset taxes	212
5. Additions to reserves included in operating costs of all businesses	Addition to reserve for employees' bonuses	3,559
	Retirement allowance expenses	6,281
	(Addition to reserve for employees' retirement benefits)	
	Addition to reserve for directors' retirement benefits	49

(3) Statements of appropriation of retained earnings and disposition of losses

(Millions of Yen)

Statement of appropriation of retained earnings

		134th Fiscal Year (as of June 27, 2003)	
Account	Notes	Amount	
I .Unappropriated retained earnings at end of year			25,615
II .Appropriation of earnings			
1. Dividends		¥2.50 per share 2,849	
2. Directors' and auditors bonuses		82	2,931
(Bonus to directors)		70	
(Bonus to auditors)		12	
III. Unappropriated retained earnings carried forward			22,684

Statement of disposition of losses

		135th Fiscal Year (as of June 29, 2004)	
Account	Notes	Amount	
Disposition of Other capital surplus			
I . Other capital surplus			
Gain in reduction of capital and capital reserve		89,832	
Gain on disposal of treasury stock		10	89,843
II .Disposition of Other capital surplus			
1.Transfer to undisposed retained losses for the period			
Gain in reduction of capital and capital reserve		39,471	
2. Dividends			
Gain in reduction of capital and capital reserve		¥5 per share 5,687	45,158
III.Other capital surplus carried forward			
Gain in reduction of capital and capital reserve		44,674	
Gain on disposal of treasury stock		10	44,684
Disposition of undisposed loss for the period			
I .Undisposed loss for the period			40,421
II .Loss disposed			
1. Reversal from voluntary reserve			
Reversal from general reserve		950	
2. Transfer from Other Capital surplus		39,471	40,421
III.Undisposed retained losses carried forward			—

Notes:

1. Dates are those on which earnings appropriation or loss disposal was approved by the Ordinary General Meeting of Shareholders.
2. An interim dividend of ¥2,808 million (¥2.50 per share) was paid on December 10, 2002

Significant accounting policies

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
1. Method and basis of valuation of securities Bonds held to maturity: Cost amortization method (Straight-line method). Investments in consolidated subsidiaries and affiliates: At cost using the moving average method Other securities: Securities with market quotations: Securities with market quotations are valued at market on the balance sheet date. (The difference between the acquisition cost and the carrying value of other securities, representing unrealized gain and losses, is recognized in "Unrealized holding gains (losses) on securities". Cost of other securities sold is computed by the moving average method.) Securities without market quotations: Securities without market quotations are valued at cost determined by the moving average method.	1. Method and basis of valuation of securities As at left
2. Valuation standards and methods for inventories Goods: At cost using the moving average method *Residential land lots and buildings:* At cost using the weighted-average method in each area. (Construction expenses in specified areas and certain individual land lots are mainly valued at cost using the specific identification method)	2. Valuation standards and methods for inventories As at left

3. Methods for depreciating fixed assets (1) Tangible fixed assets The declining-balance method However, for replacement assets of the structures of the railways and tramways business the replacement cost method is used. Further, for certain leased assets the straight-line method is used. In addition, in respect of buildings (excluding equipment attached to buildings) acquired after April 1, 1998 the straight-line method is used.	3.Methods for depreciating fixed assets (1) Tangible fixed assets The declining-balance method However, for replacement assets of the structures of the railways and tramways business the replacement cost method is used. Further, for certain leased assets the straight-line method is used. In addition, in respect of buildings (excluding equipment attached to buildings) acquired after April 1, 1998 the straight-line method is used.

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
The estimated useful life of important tangible fixed assets is assumed as follows: Buildings 3-50 years Structures 3-75 years Rolling stock 10-20 years	The estimated useful life of important tangible fixed assets is assumed as follows: Buildings 3-50 years Structures 2-75 years Rolling stock 10-20 years
(2) Intangible fixed assets Depreciation is computed by the straight-line method. Depreciation of software for in-house use is computed by the straight-line method, assuming a useful life of 5 years.	(2) Intangible fixed assets As at left
4. Deferred assets Bond issue expenses are charged in full as one-time expenses to income as incurred.	4. Deferred assets As at left
5. Translation of material foreign currency denominated assets and liabilities into Japanese yen All foreign currency denominated credits and debts are translated into yen amounts at the rates of exchange in effect at the balance sheet date, and translation gains and losses are accounted for as a profit or loss.	5. Translation of material foreign currency denominated assets and liabilities into Japanese yen As at left
6. Reserves	6. Reserves
(1) Allowance for doubtful accounts The allowance for doubtful receivables is provided for at rates based on past collection experience. Where it is considered that specific receivables may be uncollectible, the estimated on collectable amount in each case is accounted for based on the individual review.	(1) Allowance for doubtful accounts As at left
(2) Reserve for employees' bonuses Accrued bonus liabilities (employees and employee directors of the company) are based on estimated amounts to be paid in subsequent periods.	(2) Reserve for employees' bonuses As at left

(3) Reserve for loss of business investment In order to provide for possible future losses on the transfer of golf course operations to subsidiaries the estimated loss as at the end of the fiscal year is accounted for.	――――

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
(4) Reserve for employees' retirement benefits Accrued employee retirement benefits are provided for on the basis of the retirement and severance benefit obligations at the end of the fiscal year and the estimated fair value of pension fund assets as of the balance sheet date. Differences in the actuarially computed value of benefits are charged to income (from the following fiscal year) over a period (15 years) that is less than the average remaining years of service of employees, by the straight-line method.	(3) Reserve for employees' retirement benefits Accrued employee retirement benefits are provided for on the basis of the retirement and severance benefit obligations at the end of the fiscal year and the estimated fair value of pension fund assets as of the balance sheet date. In the 135th fiscal period as pension assets in each of the Company's retirement allowance schemes (lump-sum payment schemes and qualified retirement benefit plans) exceeds the amount of retirement allowance liabilities after deduction of actuarially computed differences, the excess amount is included under 'Prepaid pension expenses' under 'Investments and other assets'. Differences in the actuarially computed value of benefits are charged to income (from the following fiscal year) over a period (15 years) that is less than the average remaining years of service of employees, by the straight-line method.
(5) Reserve for director's retirement benefits The reserve for directors' retirement benefits is provided for on the basis of the Company's internal rules.	(4) Reserve for director's retirement benefits As at left
7. Special legal reserves A reserve is provided for specific construction projects, in compliance with the provisions of Article 8 of the Law for the Urban Railways Improvement.	7. Special legal reserves As at left

8. Accounting treatment of leases Finance leases, other than those that transfer ownership of the leased assets to the lessee, are treated in the same way as ordinary operating leases for accounting purposes.	8. Accounting treatment of leases As at left

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
9. Hedge accounting methods Rules regarding authority to enter into derivative transactions are defined in the Company's Operations Manual. Derivative transactions are undertaken with the purpose of hedging the risks of future interest rate and exchange rate fluctuations and risk is hedged in conformity with these regulations and all transactions are conducted in accordance with the special treatment for interest rate swaps. Current derivative transactions undertaken by the Company are interest rate swaps in respect of fluctuating interest rate corporate bonds and cross currency swaps in respect of reverse dual currency corporate bonds.	9. Hedge accounting methods As at left
10. Treatment of advanced depreciation in respect of subsidies received for construction in the railway and tramway business The Company receives subsidies from local public organizations and others in respect of a part of the construction cost of railway elevation and road widening at level crossings etc. These subsidies are accounted for by deducting the equivalent of the total amount of subsidy for these construction projects directly from the acquisition cost of the fixed assets. In the income statement, the amount of contribution through subsidies for construction is accounted for as extraordinary gains and the amount directly written off the acquisition cost of fixed assets is accounted for as advanced depreciation deductions of the fixed assets in extraordinary losses. In addition the part of the construction expenses for which subsidies have been received which are in respect of dismantled temporary structures are accounted for as fixed asset disposal cost in the railway and tramway business operating cost.	10. Treatment of advanced depreciation in respect of subsidies received for construction in the railway and tramway business As at left
11.Other (1) Accounting for small amounts in fixed asset depreciation	11.Other (1) Accounting for small amounts in fixed asset depreciation

Assets for which the acquisition cost is between ¥100,000 and ¥200,000 are amortized over an average period of three years in accordance with the regulations of Japanese corporate taxation law.	As at left

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
(2) Accounting for consumption tax The consumption tax exclusion method is applied.	(2) Accounting for consumption tax As at left
(3) Accounting for treasury stock and reversal of legal reserves As Accounting Standard Bulletin for Business Enterprises, No.1, "Accounting for treasury stock and reversal of legal reserves" applies since April 1, 2002, it has been applied to the accounts for the fiscal year. The effect of application on income and losses for this fiscal year was insignificant. As a result of revision of the financial statement regulations, the capital portion of the balance sheet has been prepared in accordance with the provisions of the revised regulations.	———
(4) Accounting for earnings per share	———

For accounting periods starting on or after April 1, 2002, the "Accounting Standards Concerning Annual Net Profit Per Share" (Accounting Standard Bulletin for Business Enterprises, No.2) and the "Guidelines for Applying the Accounting Standards Concerning Annual Net Profit Per Share" (Accounting Standards Application Guideline Bulletin for Business Enterprises, No.4) are applicable. The effect of these standards and guidelines have been applied to the financial statements for this fiscal year and the effects of this are shown in the note to the accounts 'Per share information'.

Changes in accounting treatment methods

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
————	<u>Accounting standards relating to fixed asset impairment</u> As accounting standards related to fixed asset impairment ('Statement of Position related to the establishment of accounting standards related to fixed asset impairment(see Note1) and 'Application guidelines for accounting standards related to fixed asset impairment(see Note2)' can be applied to the financial statements relating to fiscal years ending March 31, 2004, the accounting standard and application guideline have been applied from the fiscal year. This resulted in an increase in the loss before income tax for the fiscal year of 2003 of ¥35,521 million. (Notes) (1) 'Accounting Standards Board of Japan August 9, 2002' (2) 'Accounting Standards Board of Japan Application guidelines edition 6, October 31, 2003' The accumulated loss from asset impairment has been directly written off the amount of each fixed asset in accordance with the regulations for financial statements following these revisions.

Changes in presentation

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
―――	Balance Sheet 'Prepaid pension expenses', which were included under 'Other investments' in the previous fiscal years, have taken on increased importance with the establishment of an employee pension trust, and as a result, have been listed under a separate classification. The amount of 'Prepaid pension expenses' that were included under 'Other investments' in the previous fiscal year was ¥48 million.
	Income Statement Extraordinary gains classified separately as 'Gain on sales of investment securities' and 'Gain on sales of investments in subsidiaries and affiliates in the previous fiscal year are included under 'Extraordinary gains - Other' in the current fiscal year as they amount to less than 10% of total extraordinary gains and therefore there is no requirement for separate classification in the railroad accounting regulations. The amounts of 'Gain on sales of investment securities' and 'Gain on sales of investments in subsidiaries and affiliates under 'Extraordinary gains - Other' in this fiscal year were ¥3,436 million and ¥59 million, respectively. Extraordinary losses classified separately as 'Loss on sales of investment securities', 'Loss on sales of investments in subsidiaries and affiliates', 'Appraisal loss on investment securities' and 'Appraisal loss on real estate for sale' in the previous fiscal year are included under 'Extraordinary losses - Other' in the current fiscal year as they amount to less than 10% of total extraordinary losses and therefore there is no requirement for separate classification in the railroad accounting regulations. The amounts of 'Loss on sales of investment securities', 'Loss on sales of investments in subsidiaries and affiliates', 'Appraisal loss on investment securities' and 'Appraisal loss on real estate for sale' included under 'Extraordinary losses – Other' in this fiscal year are ¥1,518 million, ¥12,540 million, ¥1,611 million and ¥6,610 million respectively.

Additional Information

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)

Transfer of Hotel Business Operations (134th Fiscal Year)

Based on a motion on "The partial transfer of operations" approved at the ordinary general meeting of shareholders held on June 27, 2002, our hotel business was transferred to the Company's consolidated subsidiary Tokyu Hotel Chain Co., Ltd. with effect from April 1, 2003.

It has been determined that the transferred assets and liabilities involved in the transfer of hotel business operations were as follows;

Transferred Assets

(¥ million)

Asset	Amount	Liability	Amount
Current assets	3,849	Current liabilities	446
Cash & deposits	228	Other payable	205
Accounts receivable	2,778	Deposits received	241
Inventories	293	Non-current liabilities	528
Prepaid expenses	543		
Other	4		
Fixed assets	24,399		
Tangible fixed assets	16,195		
Intangible fixed assets	409		
Investments, etc.	7,793		
Total	28,248	Total	975

Concerning Share Exchange through which Izukyu Corporation became a wholly-owned subsidiary (135th Fiscal Year)

1. At meetings of the boards of directors of Tokyu Corporation and of its consolidated subsidiary, Izukyu Corporation held on February 27, 2004 a motion was passed to make Izukyu Corporation a wholly owned subsidiary of Tokyu Corporation via an exchange of shares, and a share exchange agreement concluded. Also, based on the provisions of Article 358 (Simple share exchanges) of the Commercial Law of Japan, the requirement to gain ratification at a General Shareholders Meeting has been omitted.

Based on the following two reasons, it was decided to make Izukyu Corporation a wholly owned subsidiary, and the realization of the unification of the two management organizations was judged to be the optimum way to achieve this aim;

(1) In order for Izukyu Corporation, with its high-level of public commitment as a local transportation authority, to radically improve its financial state and rejuvenate the company, it is necessary to concentrate its business resources in ventures centered on the railway business and further increase operational efficiency.

(2) It is vital that rapid decision-making, and a flexible capital policy initiated by Tokyu Corporation be implemented in order to restructure the business of Izukyu Corporation.

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
	2. Terms and conditions of share exchange (1) Share exchange day: October 1, 2004 (plan) (2) Share exchange ratio Company name / Tokyu Corp. (Wholly-owning parent company) / Izukyu Corp. (Wholly-owned subsidiary) Share exchange ratio / 1 / 1.50 Notes:(1)Share exchange ratio: For each one common share in Izukyu Corp. 1.50 common shares of Tokyu Corp. will be exchanged. (2)New shares to be issued upon share exchange: 4,073,079 common shares. (3)Treasury stock to be utilized in place of new shares: 2,500,000 common shares. 3.Details of company that will become a wholly-owned subsidiary: (1) Name: Izukyu Corporation (2) Address: 21-6, Dougenzaka 1-chome, Shibuya-ku, Tokyo, Japan (3) Representative: Yoshimi Yuasa (4) Capital: ¥4,348 million (5) Business: Railway and Real Estate

Share exchange ratio table (from the 135th Fiscal Year column):

Company name	Tokyu Corp. (Wholly-owning parent company)	Izukyu Corp. (Wholly-owned subsidiary)
Share exchange ratio	1	1.50

Notes

(Balance sheet notes)

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
1 . Assets given as collateral and collateralized debt (Collateralized debt includes debt repayable within one year) (All figures in ¥ million) (1) Railway Foundation Railroad and tram business fixed assets (see Note 2) 291,485 Debt utilizing the aforesaid assets as collateral is as follows; (i) Long-term debt 216,614 (ii) Long-term accrued payable amount to Japan Railways Construction Corporation 946 Total 217,560 (2) Others Fixed assets of Real-estate business (see Note 3) 47,214 A total of 31,279 in long-term debt are listed as debt utilizing the aforesaid assets as collateral.	1 . Assets given as collateral and collateralized debt (Collateralized debt includes debt repayable within one year) (All figures in ¥ millions) (1) Railway Foundation Railroad and tram business fixed assets (see Note 2) 324,778 Debt utilizing the aforesaid assets as collateral is as follows; (i) Long-term debt 236,501 (ii) Long-term accrued payable amount to Japan Railway Construction, Transport, and Technology Agency 156 Total 236,658 (2) Others Fixed assets of Real-estate business (see Note 3) 39,462 A total of 31,312 in long-term debt are listed as debt utilizing the aforesaid assets as collateral.
2. Cumulative construction subsidies directly deducted from acquisition cost of railway business fixed assets: 84,525 3. (See Note 1): Accounts due includes monies from sales of land and construction and oil sales.	2. Cumulative construction subsidies directly deducted from acquisition cost of railway business fixed assets: 123,976 3. (See Note 1): Same as at left
4. (See Note 6) : Authorized Capital Stock Common shares: 1,800,000,000 However, as stipulated in the articles of association, in cases where stock is retired, the amount of authorized capital will also be reduced. Number of Common share issued Common stock: 1,140,970,771	4. (See Note 6): Authorized Capital Stock Common Shares: 1,800,000,000 However, as stipulated in the articles of association, in cases where stock is retired, the amount of authorized capital will also be reduced. Number of Common share issued Common share: 1,140,974,076
5.(See Note 7): Treasury Stock The company holds 1,364,743 shares of common stock as treasury stock.	5.(See Note 7): Treasury Stock The company holds 3,548,882 shares of common stock as treasury stock.

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)

134th Fiscal Year (From April 1, 2002 to March 31, 2003)

6. Contingent Liabilities

(1) The company guarantees the debt of the following entities.

Company Name	Amount (¥ millions)
Bank borrowings	
Tokyu Hotel Chain Co., Ltd.	16,636
its communications Inc.	3,000
Tokyu Finance & Accounting Co., Ltd.	2,177
Staff housing loans	506
Sub-total	22,321
Operational guarantees	
Tokyu Tourist Corporation	735
Tokyu Navision Co., Ltd.	76
Tokyu Travel Entertainment Co., Ltd.	53
Tokyu Streamline Co., Ltd.	16
Sub-total	881
Total	23,203

(2) Apart from the afore-mentioned arrangements, the company has taken out commitments to provide guarantees for bank borrowings of the following company.

Company Name	Amount (¥ millions)
Hokkaido Kitami Bus Corp.	300
Total	300

135th Fiscal Year (From April 1, 2003 to March 31, 2004)

6. Contingent Liabilities

(1) The company guarantees the debt of the following entities.

Company Name	Amount (¥ millions)
Bank borrowings	
Tokyu Finance & Accounting Co., Ltd.	25,414
Izukyu Corporation	7,201
its communications Inc.	2,200
Staff housing loans	341
Sub-total	35,157
Operational guarantees	
Tokyu Tourist Corporation	1,040
Tokyu Navision Co., Ltd.	96
Tokyu Travel Entertainment Co., Ltd.	60
Tokyu Streamline Co., Ltd.	19
Sub-total	1,216
Total	36,373

(2) Apart from the afore-mentioned arrangements, the company has taken out commitments to provide guarantees for bank borrowings of the following company.

Company Name	Amount (¥ millions)
Hokkaido Kitami Bus Corp.	254
Total	254

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)

134th Fiscal Year (From April 1, 2002 to March 31, 2003)

(3)The company has submitted other financial arrangement similar to a guarantee against the bank borrowings of the following companies.

Company Name	Amount (¥ millions)
Tokyu Investments Singapore PTE. LTD.	564
Tokyu Finance & Accounting Co., Ltd.	500
Total	1,064

The foreign currency denominated portions of the aforementioned other financial arrangement similar to guarantee amounts to Singapore Dollars of 8,300 million or 564 million yen.

7. Notes pertaining to subsidiaries and affiliates

Except where separately displayed, the subsidiaries and affiliates portion of amounts in assets and liabilities category is as follows;

(¥ million)

Assets	25,055
Liabilities	
Advance receipts (see note 4)	18,721
Guarantee deposits (see note 4)	19,049
Others	15,869

8. Dividend Limitation

As a result of accounting for assets at market value prior to amendment of Article 290, Paragraph 1, Section 6 of the Commercial Code in fiscal year 2002 net assets increased by 760 million yen..

9. (See note 5): Approval has been granted for the use of ¥5,307 million in funds from the Urban Railways Improvement Reserve within one year.

135th Fiscal Year (From April 1, 2003 to March 31, 2004)

(3)The company has submitted other financial arrangement similar to a guarantee against the bank borrowings of the following companies.

Company Name	Amount (¥ millions)
Tokyu Finance & Accounting Co., Ltd.	500
Total	500

7. Notes pertaining to subsidiaries and affiliates

Except where separately displayed, the subsidiaries and affiliates portion of amounts in assets and liabilities category is as follows;

(¥ million)

Assets	21,197
Liabilities	
Guarantee Deposits (see note 4)	17,512
Others	29,977

8. Dividend Limitation

As a result of accounting for assets at market value as stipulated in article 124, section 3 of the Commercial Code net assets increased by 17,845 million yen.

9. (See note 5):Same as at left

(Notes to the Income Statement)

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
1. (See Note1) Includes the following entries related to dealings with Subsidiaries and affiliates. (¥ Millions) Dividend income 3,367 Others 895	1.(See Note1) Includes 4,296 million yen related to dealings with subsidiaries and affiliates.
(See Note2) Gain on sales of fixed assets (¥ Millions) Land 48,410 Includes 10,965 million yen from gains on sales to subsidiaries and affiliates.	(See Note2) Gain on sales of fixed assets (¥ millions) Cerulean Tower (Land and buildings) 4,268 Nihonbashi 1-chome project (Construction in progress account) 2,549 Setagaya-ku Yoga 4-chome (Land) 2,147 Yokohama station lot (Land) 1,677 Others 483 Total 11,126 Includes 31 million yen from gains on sales to subsidiaries and affiliates.
(See Note3) Loss on sales of fixed assets (¥ millions) Land 16,155 Buildings 673 Includes 11,564 million yen from losses on sales to subsidiaries and affiliates.	(See Note3) Loss on sales of fixed assets (¥ millions) Gran Deco hotel and ski resort (Buildings . Structures, etc.) 9,895 Hakone turnpike (Land, Structures, etc.) 6,527 Fuchu-cho, Aki-gun, Hiroshima Prefecture (Land, etc.) 1,194 Others 3,737 Total 21,354 Includes 10,457 million yen from losses on sales to subsidiaries and affiliates.

———	(See Note5) Includes 2,165 million yen from dealings related with subsidiaries and affiliates.

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
————	2. Losses on impairment accounting (see note 4) Calculations of impairment losses were conducted by grouping assets in the smallest cash flow generating unit that was largely independent of other assets or asset groups. As a result, in fiscal 2003, for 24 cases of fixed asset groups where market value was significantly below book value in line with the continued fall in land prices, and fixed asset groups exhibiting significant deteriorations in profitability based on declines in lease-property related rent-levels, book-value was written down to recoverable levels, and that write-down reported as an impairment loss resulting in an extraordinary loss of 35,521 million yen.

Region	Main cases	Type	Segment	Impairment loss (¥ million)
Tokyo metropolitan	Mainly leased commercial land, buildings, etc. Total 6 cases	Land & Buildings	Real Estate Other	10,114
Chubu and Hokuriku	Mainly leased real estate, buildings, etc. Total 6 cases	Land & Buildings	Real Estate Headquarters	7,373
Kinki	Mainly leased golf courses, land, buildings etc. Total 6 cases	Land & Buildings	Real Estate Headquarters	16,633
Others	Mainly leased real estate, buildings, hotels etc. Total 6 cases	Land & Buildings	Real Estate Headquarters	1,399

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
	Break down of impairment losses on a region-by-region basis. (¥ million) • Tokyo metropolitan area 10,114 (Land=1,059; Buildings and structures=3,109; Others=5,944) • Chubu and Hokuriku area 7,373 (Land=6,413; Buildings and structures 552; Others=407) • Kinki area 16,633 (Land=14,165; Buildings and structures=399; Others=2,069) • Other regions 1,399 (Land=1,070; Buildings and structures 291; Others=37) The recoverable value of this asset group was calculated by the fair value method, or value in use. Calculations of recoverable amount using the fair value method were assessed in line with land values and other factors or the discount cash flow method. Calculations of recoverable values using value in use were calculated by discounting future cash flows at 5.0%.

Leases

(Millions of Yen)

134th Fiscal Year (From April 1, 2002 to March 31, 2003)

1. Finance lease transactions other than those by which the ownership of leased assets is transferred to lessees

(1) Leased asset acquisition cost equivalents, accumulated depreciation equivalents, and balance equivalents at the end of the period

(Millions of Yen)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Balance equivalents at the end of period
Real estate business fixed assets	16	7	8
Hotel business fixed assets	499	180	319
Other business fixed assets	76	15	61
Fixed assets related to Headquarters	503	283	219
Total	1,095	486	609

Note: Since the outstanding lease commitment equivalents (as of the end of the period) constitute an immaterial portion of tangible fixed assets (as of the end of the period), the acquisition cost equivalents are calculated using the interest expense inclusive method.

(2) Outstanding lease commitment equivalents

(Millions of Yen)

Within 1 year	176
More than 1 year	432
Total	609

Note: Since the outstanding lease commitment (as of the end of the period) constitute an immaterial portion of tangible fixed assets (as of the end of the period), the outstanding lease commitment equivalents (as of the end of the period) are calculated using the interest expense inclusive method.

135th Fiscal Year (From April 1, 2003 to March 31, 2004)

1. Finance lease transactions other than those by which the ownership of leased assets is transferred to lessees

(1) Leased asset acquisition cost equivalents, accumulated depreciation equivalents, and balance equivalents at the end of the period

(Millions of Yen)

	Acquisition cost equivalents	Accumulated depreciation equivalents	Balance equivalents at the end of period
Real estate business fixed assets	96	28	68
Fixed assets related to Headquarters	459	311	147
Total	555	339	215

Same as in left column

(2) Outstanding lease commitment equivalents

(Millions of Yen)

Within 1 year	98
More than 1 year	117
Total	215

Same as in left column

(3)Lease rental charge and depreciation equivalents		(3) Lease rental charge and depreciation equivalents	
	(Millions of Yen)		(Millions of Yen)
Lease rental charge	165	Lease rental charge	96
Depreciation equivalents	165	Depreciation equivalents	96

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
(4) Method of calculating depreciation equivalents Depreciation equivalents are calculated assuming the lease period to be the useful life and salvage value to be zero.	(4) Method of calculating depreciation equivalents Same as in left column
2.Operating leases (Millions of Yen) (Lessees) Outstanding lease commitments Within 1 year 1,795 More than 1 year 20,819 Total 22,614 (Lessors) Outstanding lease commitments (Millions of Yen) Within 1 year 500 More than 1 year 992 Total 1,493 ———	2. Operating leases (Millions of Yen) (Lessees) Outstanding lease commitments Within 1 year 602 More than 1 year 4,392 Total 4,995 (Lessors) Outstanding lease commitments (Millions of Yen) Within 1 year 506 More than 1 year 853 Total 1,359 A remaining lease fee of 15,705 million yen in the Tokyu Hotel Chain Co., Ltd. lease agreement is guaranteed.

(Marketable securities)

Investments in subsidiaries and affiliates, with market value

(Millions of Yen)

	134th Fiscal Year (From April 1, 2002 to March 31, 2003)			135th Fiscal Year (From April 1, 2003 to March 31, 2004)		
	Balance sheet value	Market value	Difference	Balance sheet value	Market value	Difference
Subsidiaries	52,914	46,597	(6,316)	2,554	6,507	3,953
Affiliates	24,924	26,424	1,500	73,559	268,724	195,164
Total	77,838	73,022	(4,816)	76,113	275,232	199,118

Deferred tax accounting

1. Main components of deferred tax assets and liabilities

(Millions of Yen)

	134th Fiscal Year (as at March 31, 2003)	135th Fiscal Year (as at March 31, 2004)
Deferred tax assets		
Appraisal loss on investments in subsidiaries and affiliates	14,735	43,420
Difference arising from corporate split of subsidiaries and affiliates	—	14,526
Losses on impairment accounting	—	14,453
Reserve for employees' retirement benefits	11,714	12,612
Loss on valuation of fixed assets	5,338	5,365
Allowance for doubtful accounts	5,792	4,967
Deficit brought forward	—	4,922
Appraisal loss on real estate	1,439	3,097
Accrued expenses	—	2,034
Depreciation surplus	1,591	1,490
Reserve for employees' bonuses	1,293	1,448
Appraisal loss on investment securities	72	720
Reserve for directors' retirement benefits	497	519
Discount on bond premiums	321	301
Accrued business tax, business office tax	1,397	23
Reserve for loss on business investment	6,250	—
Other	801	743
Deferred tax assets subtotal	51,245	110,648
Valuation allowances	(8,083)	(19,842)
Total deferred tax assets	43,162	90,805
Deferred tax liabilities		
Gain on valuation of investments in stocks of affiliated companies accompanying the splitting off of companies	—	(14,526)
Gain from establishment of retirement benefit trust	(2,850)	(14,178)
Unrealized holding gains (losses) on securities	(551)	(12,243)
Other	(71)	(92)
Total deferred tax liabilities	(3,474)	(41,040)

Net deferred tax assets	39,687	49,764

2. The main reasons for the difference between the legal tax rate and the corporation and other tax rate after application of tax benefit accounting. As a loss before income tax was reported for 135th fiscal term this item is not recorded here. Figures for the 134th fiscal year are shown below.

	134th Fiscal Year (as at March 31, 2003)
	%
Statutory effective tax rate	42.1
(Adjustment)	
Deferred tax assets related to valuation allowances	28.7
Entertainment and other expenses not permanently counted as deductibles	0.8
Resident tax per capita levy	0.2
Dividend income and other items not permanently counted as gains	(5.0)
Downward revision of deferred tax assets at the end of the fiscal year due to changes in the tax rate	3.4
Other	(0.2)
Tax rate of corporate and other taxes, following the application of Tax Effect Accounting	70.0

3. Revision of figures for both deferred tax assets and deferred tax liabilities, as a result of changes to the tax rates of corporate and other taxes

134th fiscal term (March 31, 2003)

Accompanying the announcement on March 31, 2003 of the law (Law No. 9, 2003) to partially revise the Local Taxes Act and other laws, the statutory effective tax rate used to calculate both the deferred tax assets and deferred tax liabilities of the 135th fiscal year (limited to items expected to liquidated from April 1,2004 onwards) was changed, from the 42.1% of the 134th fiscal year to 40.5%. As a result of this change, the value of deferred tax assets (the amount minus deferred tax liabilities) declined by 781 million yen, and the adjustment figure for corporate and other taxes, recorded as an expense in 135th fiscal year, increased by the same amount.

Per share information

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
Net assets per share ¥239.64 Net income per share ¥6.07 Net income per share(diluted) ¥5.68 Starting from this fiscal year, the "Accounting Standards Concerning Annual Net Profit Per Share" (Accounting Standard Bulleting for Business Enterprises,No.2) and the "Guidelines for Applying the Accounting Standards Concerning Annual Net Profit Per Share" (Accounting Standards Application Guideline Bulletin for Business Enterprises, No.4) are applicable. If the above Accounting Standards and Guidelines had been applied to the previous fiscal year, per share information would be as follows: Net assets per share ¥229.12 Net income per share ¥6.79 Net income per share(diluted) ¥6.57	Net assets per share ¥196.02 Net loss per share ¥55.57 The company has convertible bonds in issue but as a net loss per share was reported for the period adjusted income per share figures have not been provided

Note: The basis for the calculation of net income (loss) per share and the net income per share after adjustment for residual securities is as follows:

	134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
Net income or loss per share:		
Net income (loss) (¥million)	6,950	(63,106)
Amount not attributable to ordinary shareholders (¥million)	82	---
Of which bonuses paid executive officers as part of the appropriation of surplus	82	---
Net income (losses) attributable to ordinary shares	6,868	(63,106)
Average number of outstanding ordinary shares during the year (thousand of shares)	1,131,037	1,135,576
Net income per share after adjustment for residual securities		
Net income adjustment (¥million)	34	---

Of which, interest expense (after deducting tax equivalent)	34	---
Increase in the number of ordinary shares (thousands of shares)	83,642	---
Of which, convertible bonds	83,642	---
Summary of residual securities not included in the calculation of diluted net income per share due to lack to of their dilutive effect	33rd unsecured convertible bonds. Details as shown in 'Details of Convertible Bonds'	51st unsecured convertible bonds. Yen convertible bonds due 2007 Details as shown in 'Details of Convertible Bonds'

(Note 1): 'Details of Convertible Bonds' mentioned in the item of "Summary of residual securities not included in the calculation of diluted net income per share due lack to of their dilutive effect" of the 134th and the 135th fiscal year are described in the Security Report of the Company filed on June 30,2003 and June 30, 2004, respectively.

Significant subsequent events

134th Fiscal Year (From April 1, 2002 to March 31, 2003)	135th Fiscal Year (From April 1, 2003 to March 31, 2004)
I . Issuance of unsecured bonds At a board meeting of the Company held on May 27, 2003, it was resolved to issue unsecured bonds on the following conditions. 1. 54th unsecured bond (3-year bond) (1) Total amount to be issued: 10 billion yen (2) Issue price:¥100 with a nominal value of ¥100 (3) Interest rate: 0.48% per year (4) Payment date: June 25,2003 (5) Redemption date: June 26, 2006 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 2. 55th unsecured bond (4-year bond) (1) Total amount to be issued: 20 billion yen (2) Issue price: ¥100 with a nominal value of ¥100 (3) Interest rate: 0.58% per year (4) Payment date: June 25, 2003 (5) Redemption date: June 26, 2007 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 3.Special conditions (54th and 55th unsecured bonds) While ever any of the bonds listed above have an unredeemed balance outstanding, if the Company is to establish a right of pledge or offer reserved assets to back unsecured bonds that have already been issued in Japan, or other unsecured bonds that will be issued, then, based on the Secured Debenture Trust Law, the Company will also establish equal-ranking rights of pledge or offer reserved assets to back these bonds. If necessary, The Company will establish additional rights of pledge; add, exchange, or exclude reserved assets; or establish a right of pledge that the bond management company may deem appropriate. If the Company violates these conditions, then the company shall forfeit the advantage with respect to the maturity date of the bonds.	I . Issuance of unsecured bonds At a board meeting of the Company. held on May 17, 2004, it was resolved to issue unsecured bonds on the following conditions. 1. 58th unsecured bond (5-year bond) (1) Total amount to be issued: 15 billion yen (2) Issue price:¥100 with a nominal value of ¥100 (3) Interest rate: 1.01% per year (4) Payment date: June 18,2004 (5) Redemption date: June 18,2009 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 2. 59th unsecured bond (10-year bond) (1) Total amount to be issued: 15 billion yen (2) Issue price: ¥100 with a nominal value of ¥100 (3) Interest rate: 2.06% per year (4) Payment date: June 18,2004 (5) Redemption date: June 18,2014 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 3. 60th unsecured bond (15-year bond) (1) Total amount to be issued: 10 billion yen (2) Issue price:¥100 with a nominal value of ¥100 (3) Interest rate: 2.70% per year (4) Payment date: June 18,2004 (5) Redemption date: June 18,2019 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 4.Special conditions While ever any of the bonds listed above have an unredeemed balance outstanding, if the Company is to establish a right of pledge to back unsecured bonds that have already been issued in Japan, or other unsecured bonds that will be issued, then, based on the Secured Debenture Trust

4. 56th unsecured bond (5-year bond) (1) Total amount to be issued: 15 billion yen (2) Issue price:¥100 with a nominal value of ¥100 (3) Interest rate: 0.70% per year (4) Payment date: June 25, 2003 (5) Redemption date: June 25,2008 134th Fiscal Year (From April 1, 2002 to March 31, 2003)	Law, the Company will also establish equal-ranking rights of pledge to back these bonds. In accordance, while ever any of the bonds listed above have an unredeemed balance outstanding, the claims of later unsecured bonds that have already been issued in 135th Fiscal Year (From April 1, 2003 to March 31, 2004)

(6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 5. 57th unsecured bond (7-year bond) (1) Total amount to be issued: 15 billion yen (2) Issue price:¥100 with a nominal value of ¥100 (3) Interest rate: 1.02% per year (4) Payment date: June 25,2003 (5) Redemption date: June 25,2010 (6) Use of proceeds: The proceeds will be used for the redemption of corporate bonds and capital expenditure. 6.Special conditions (56th and 57th unsecured bonds) While ever any of the bonds listed above have an unredeemed balance outstanding, if The Company is to establish a right of pledge to back unsecured bonds that have already been issued in Japan, or other unsecured bonds that will be issued (excluding bonds with a clause concerning the conversion of attached security rights), then, based on the Secured Debenture Trust Law, The Company will also establish equal-ranking rights of pledge to back these bonds. If The Company violates these conditions, then the company shall forfeit the advantage with respect to the maturity date of the bonds. II. Acquisition of treasury stock At a general shareholders' meeting of the Company held on June 27, 2003, approval was granted for the company to acquire treasury stock as follows, in accordance with Article 210 of the Commercial Code of Japan. 1. Reason for the acquisition of treasury stock: In accordance with Article 210 of the Commercial Code, treasury stock will be acquired to enable capital policies to be conducted. 2. Details of acquisition (1) Type of stock to be acquired: Common Shares of The Company. (2) Total number of shares to be acquired: 20 million shares (maximum) (Proportion of issued stock: 1.75%) (3) Total cost of shares acquisition: 10 billion yen (maximum)	Japan, or other bonds except for unsecured bonds that will be issued, may be subordinated. If the Company violates these conditions, then the company shall forfeit the advantage with respect to the maturity date of the bonds.

III. Breakdown of Share Certificates, etc. Owned and/or Traded by Tender Offeror and Specially Related Parties

1. Breakdown of Ownership of Share Certificates, etc. as of the Date hereof

(1) Ownership of Share Certificates, etc. of Tender Offeror

Breakdown	Number of Share Certificates,etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	67,483,580	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	67,483,580	---	---
Total Number of Share Certificates, etc. Owned	67,483,580	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

(2) Ownership of Share Certificates, etc. of Specially Related Parties (in aggregate)

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	4,849,839	520,000	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquires Shares	---	---	---
Deposit Receipt for Shares, etc	---	---	---
Total	4,849,839	520,000	---

Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Total Number of Share Certificates, etc. Owned	4,849,839	520,000	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

(3) Ownership of Share Certificates, etc. of Each Specially Related Party

Name	Shiroki Corporation		
Address	2, Kirihara-Cho, Fujisawa-shi, Kanagawa, Japan		
Contents of Business	Manufacturing of automobile parts		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Cetificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	13,259	520,000	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	13,259	520,000	---
Total Number of Certificates, etc. Owned	13,259	520,000	---
(Total Number of Latent Share Certificates, etc.)	(---)	(---)	(---)

Name	Tokyu Air Cargo Co., Ltd.		
Address	15-13, Nampeidai-cho, Shibuya-ku, Tokyo, Japan		
Contents of Business	Automobile transport services, air freight and ship cargo forwarding agent services		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	140,000	---	
Warrant Instrument	---	---	
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	140,000	---	---
Total Number of Certificates, etc. Owned	140,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Facility Service Co., Ltd.		
Address	7-1, Higashiyama-3 chome, Meguro-ku, Tokyo, Japan		
Contents of Business	Buildings and structures maintenance services		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	126,970	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	126,970	---	---
Total Number of Certificates, etc. Owned	126,970	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Logistic Co., Ltd.		
Address	13-5, Minamiooi-1 chome, Shinagawa-ku, Tokyo, Japan		
Contents of Business	Automobile transport services, Warehousing services		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	405,143	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	405,143	---	---
Total Number of Certificates, etc. Owned	405,143	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Izukyu Corporation		
Address	21-6, Dogenzaka-1 chome, Shibuya, Tokyo, Japan		
Contents of Business	Railways, Sales and leasing of real estate and buildings, Incidental services in connection with lot sales of law, Insurance agency services		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	136,352	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	136,352	---	---
Total Number of Certificates, etc. Owned	136,352	---	---
(Total Number of Latent Share Certificates ,etc.)	(---)	---	---

Name	Tokyu Agency Inc.		
Address	8-18, Akasaka-4 chome, Minato-ku, Tokyo, Japan		
Contents of Business	Advertising agency		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	492,798	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	492,798	---	---
Total Number of Certificates, etc. Owned	492,798	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Store Chain Co., Ltd.		
Address	21-12, Kamimeguro-1 chome, Meguro-ku, Tokyo, Japan		
Contents of Business	Operation of supermarkets		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates ,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,731,284	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,731,284	---	---
Total Number of Certificates, etc. Owned	1,731,284	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Recreation Co., Ltd.		
Address	29-1, Kabukicho-1 chome, Shinjuku-ku, Tokyo, Japan		
Contents of Business	Operation of movie theaters and the other amusement facilities		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	439,605	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	439,605	---	---
Total Number of Certificates, etc. Owned	439,605	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Shari bus, Inc.		
Address	16-16, Minato-machi, Shari-cho, Shari-gun, Hokkaido, Japan		
Contents of Business	Operation of vehicles to serve to transport general passengers and Charter operation of vehicles to transport passengers.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	60,770	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	60,770	---	---
Total Number of Certificates, etc. Owned	60,770	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Toyoko Industry Co., Ltd.		
Address	55, Imaikamimachi, Nakahara-ku, Kawasaki-shi, Kanagawa, Japan		
Contents of Business	Design, manufacture of Railway rolling stocks relevant instruments, and Contracting services for renewal repairs and regular inspection		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates ,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	144,541	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	144,541	---	---
Total Number of Certificates, etc. Owned	144,541	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Green System Co., Ltd.		
Address	21-13, Aobadai-3 chome, Meguro-ku, Tokyo, Japan		
Contents of Business	Landscape gardening, Civil engineering and General construction		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	6,542	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	6,542	---	---
Total Number of Certificates, etc. Owned	6,542	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokyu Hakuba Corporation		
Address	6329-1, Hokujo, Hakuba-mura, Kitaazumi-gun, Nagano, Japan		
Contents of Business	Aerial cableway operation, Hotel and restaurant operations, Travel agency		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	134,430	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	134,430	---	---
Total Number of Certificates, etc .Owned	134,430	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Abashiri Kotsu, Inc.		
Address	3-1, Shinmachi-2 chome, Abashiri, Hokkaido, Japan		
Contents of Business	Automobile transport services		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	40,488	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	40,488	---	---
Total Number of Certificates, etc. Owned	40,488	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Jotetsu Corporation		
Address	9-1-1, Toyohira-4jo, Toyohira-ku, Sapporo-shi, Hokkaido, Japan		
Contents of Business	Operation of vehicles to transport general passengers and Charter operation of vehicles to transport passengers, Sales and lease of real estate		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	14,394	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	14,394	---	---
Total Number of Certificates, etc. Owned	14,394	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

(3) Ownership of Share Certificates, etc. of Each Specially Related Party

Name	Shinobu Shimizu		
Address	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan (address of the Tender Offeror)		
Contents of Business	Director of Tokyu Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Tender Offeror		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,308	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,308	---	---
Total Number of Certificates,etc.Owned	1,308	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tetsu Goto		
Address	5-6, Nampeidai-cho, Shibuya-ku, Tokyo, Japan (address of the Tender Offeror)		
Contents of Business	Director of Tokyu Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Tender Offeror		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc.Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	630,360	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	630,360	---	---
Total Number of Certificates,etc.Owned	630,360	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Uzuhiko Tanaka		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of Tokyu Bunkamura Inc.)		
Contents of Business	Director of Tokyu Bunkamura Inc.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	10,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	10,000	---	---
Total Number of Certificates,etc.Owned	10,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Junichiro Nagata		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of Tokyu Bunkamura Inc.)		
Contents of Business	Director of Tokyu Bunkamura Inc.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,000	---	---
Total Number of Certificates,etc.Owned	1,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Mamoru Miura		
Address	441, Amanuma, Chigasaki-shi, Kanagawa, Japan (address of Three Hundred Club Co., Ltd.)		
Contents of Business	Director of Three Hundred Club Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	76,881	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	76,881	---	---
Total Number of Certificates,etc.Owned	76,881	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Rokuro Ishikawa		
Address	441 Amanuma, Chigasaki-shi, Kanagawa, Japan (address of Three Hundred Club Co., Ltd.)		
Contents of Business	Director of Three Hundred Club Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	9,355	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	9,355	---	---
Total Number of Certificates,etc.Owned	9,355	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Yutaka Yamada		
Address	9-1-1,Toyohira-4jo, Toyohira-ku, Sapporo-shi, Hokkaido, Japan (address of Jotetsu Corporation)		
Contents of Business	Director of Jotetsu Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,189	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,189	---	---
Total Number of Certificates,etc.Owned	1,189	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Akira Uetake		
Address	22-3, Shibuya-2 chome, Shibuya-ku, Tokyo, Japan (address of Tokyu Computer System Co., Ltd.)		
Contents of Business	Director of Tokyu Computer System Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	7,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	7,000	---	---
Total Number of Certificates,etc.Owned	7,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Tokuji Kase		
Address	1-18, Nishi-8 chome, Minami 7-jo, Chuo-ku, Sapporo-shi, Hokkaido, Japan (address of Hokkaidoshinkanzai)		
Contents of Business	Director of Hokkaidoshinkanzai		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	7,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	7,000	---	---
Total Number of Certificates,etc.Owned	7,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Shichiro Kawasaki		
Address	5-3, Ohashi-1 chome, Meguro-ku, Tokyo, Japan (address of Tokyu Transses Corporation)		
Contents of Business	Director of Tokyu Transses Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	3,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	3,000	---	---
Total Number of Certificates,etc.Owned	3,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hiroshi Ishizuka		
Address	14-13, Shibuya 2-chome, Shibuya-ku, Tokyo, Japan (address of Shibuya Chikagai Co., Ltd.)		
Contents of Business	Director of Shibuya Chikagai Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	14,438	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	14,438	---	---
Total Number of Certificates,etc.Owned	14,438	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Yasuo Shinohara		
Address	14-13, Shibuya-2 chome, Shibuya-ku, Tokyo, Japan (address of Shibuya Chikagai Co., Ltd.)		
Contents of Business	Director of Shibuya Chikagai Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	6,060	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	6,060	---	---
Total Number of Certificates,etc.Owned	6,060	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Akihito Nakamura		
Address	22-10, Dougenzaka 1-chome, Shibuya-ku, Tokyo, Japan (address of Gold Pak Co., Ltd.)		
Contents of Business	Director of Gold Pak Co., Ltd.		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	15,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	15,000	---	---
Total Number of Certificates,etc.Owned	15,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Shoji Tanaka		
Address	28-6, Udagawa-cho, Shibuya-ku, Tokyo, Japan (address of TMD Corporation)		
Contents of Business	Director of TMD Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,532	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,532	---	---
Total Number of Certificates,etc.Owned	1,532	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Kazuomi Ogushi		
Address	28-6, Udagawa-cho, Shibuya-ku, Tokyo, Japan (address of TMD corporation)		
Contents of Business	Statutory Auditor of TMD Corporation		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi-1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of Special Capital Related Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates,etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	7,030	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	7,030	---	---
Total Number of Certificates,etc.Owned	7,030	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hirokazu Mizuta		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	26,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	26,000	---	---
Total Number of Certificates, etc. Owned	26,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hideo Fukushima		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	29,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	29,000	---	---
Total Number of Certificates, etc. Owned	29,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	(---)	(---)

Name	Katsuo Shiobara		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,000	---	
Warrant Instrument	---	---	
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,000	---	---
Total Number of Certificates, etc. Owned	1,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Akira Sone		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	17,180	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	17,180	---	---
Total Number of Certificates, etc Owned	17,180	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Ichiro Kaneda		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,308	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,308	---	---
Total Number of Certificates, etc. Owned	1,308	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Kunio Konda		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	18,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	18,000	---	---
Total Number of Certificates, etc. Owned	18,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Kunitaka Tsujimoto		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	7,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	7,000	---	---
Total Number of Certificates, etc. Owned	7,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hideki Hoshino		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	15,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	15,000	---	---
Total Number of Certificates, etc. Owned	15,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Noriyuki Niwa		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	2,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	2,000	---	---
Total Number of Certificates, etc. Owned	2,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Kiyoshi Harada		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	1,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	1,000	---	---
Total Number of Certificates, etc. Owned	1,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hiroyuki Nakamura		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Director of the Target Company		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Director of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	10,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	10,000	---	---
Total Number of Certificates, etc. Owned	10,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Hidenao Sekine			
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)			
Contents of Business	Director of the Target Company			
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777			
Relationship with Tender Offeror	Director of the Target Company			
Breakdown		Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate		12,100	---	---
Warrant Instrument		---	---	---
Certificate of Right to Acquire Shares		---	---	---
Certificate of Bond with Right to Acquire Shares		---	---	---
Deposit Receipt for Shares, etc.		---	---	---
Total		12,100	---	---
Total Number of Certificates, etc. Owned		12,100	---	---
(Total Number of Latent Share Certificates, etc.)		(---)	---	---

Name	Koichiro Eguchi		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Statutory Auditor		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Statutory Auditor of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	19,562	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	19,562	---	---
Total Number of Certificates, etc. Owned	19,562	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

Name	Toshiyuki Tsujii		
Address	24-1, Dougenzaka-2 chome, Shibuya-ku, Tokyo, Japan (address of the Target Company)		
Contents of Business	Statutory Auditor		
Person to Contact	Mori Hamada & Matsumoto Marunouchi Kitaguchi Building, 6-5, Marunouchi -1 chome, Chiyoda-ku, Tokyo, Japan Tel: 03-5223-7777		
Relationship with Tender Offeror	Statutory Auditor of the Target Company		
Breakdown	Number of Share Certificates, etc. Owned	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 2 of the Cabinet Ordinance	Number of Share Certificates, etc. Provided in Article 7, Paragraph 3, Item 3 of the Cabinet Ordinance
Share Certificate	13,000	---	---
Warrant Instrument	---	---	---
Certificate of Right to Acquire Shares	---	---	---
Certificate of Bond with Right to Acquire Shares	---	---	---
Deposit Receipt for Shares, etc.	---	---	---
Total	13,000	---	---
Total Number of Certificates, etc. Owned	13,000	---	---
(Total Number of Latent Share Certificates, etc.)	(---)	---	---

2. Trading of Share Certificates, etc. (for 60 days before the notification day)

N/A

3. Material Contracts Concerning Share Certificates, etc.

Tokyu Agency Inc. has executed a certain agreement with regard to 214,000 shares of the Target Company which it has pledged as security.

Please also refer to Part IV, Section 2.

4. Contract of Purchase, etc. of Share Certificates, etc. after the Date hereof

N/A

IV. Transactions between Tender Offeror and Target Company

1. Transactions between Tender Offeror and Target Company or its Directors and Officers, and the Details thereof.

(¥:millions)

Fiscal Year / Transaction	133rd Term from April 1,2001 to March 31,2002	134th Term from April 1,2002 to March 31,2003	135th Term from April 1,2003 to March 31,2004
Real estate leasing revenue from the Target Company	1,039	1,452	1,792
Purchase of commercial goods, etc. from the Target Company	1,736	1,041	494
Purchase of land and buildings from the Target Company	---	16,495 (Note 1)	---
Purchase of securities from the Target Company	---	15,951 (Note 2)	---

(Note 1) The Tender Offeror purchased half of Tokyu Toyoko Stores' land and building owned by the Target Company. The value of the purchase referred to a third party appraisal, and it was ultimately determined through negotiation.

(Note 2) The Tender Offeror purchased the subsidiaries' stocks of the Target Company and investments in affiliates. The value of the purchase is referred to a third party appraisal and it was determined through negotiation.

2. Agreements between Tender Offeror and Target Company or its Directors and Officers, and the Details thereof.

The Board of Directors of the Target Company has already resolved that the Board supports the Tender Offer.

The Company and the Target Company held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make the Target Company a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for each one common share of the Target Company and the effective date of share exchange shall be April 1, 2005.

V. Conditions of the Target Company

1. Profit & Losses etc. for the Recent 3 Years

(¥: millions, except for amounts per share)

Fiscal year		January 2002 139th Term	January 2003 140th Term	January 2004 141st Term
Profit/ Losses	Sales	250,466	241,015	222,215
	Cost of Sales	186,657	179,422	164,609
	Selling, General and	61,659	59,219	52,743
	Administrative Expenses	1,846	1,301	1,096
	Non-operating income	5,481	5,004	4,670
	Non-operating expenses			
	Net profit (loss)	(11,085)	4,835	(10,625)
Net Profit (loss) per share		(40.04)	17.47	(38.41)
Annual Dividend per share (Interim Dividend per share)		--- (---)	--- (---)	--- (---)
Net Assets per share		97.99	98.31	62.48

(Note1) Consumption tax, etc. are not included in Net sales.
(Note2) From the January 2003 Term, the amounts indicated for Net Assets per share and Net Profit per share are calculated based on the total number of the issued shares less the number of treasury shares.
(Note3) Above information (including Notes 1 and 2) is based on the Securities Reports filed by Target Company on April 26, 2002, April 25, 2003, April 27, 2004, respectively.

2. Status of Share Price

Names of Stock Exchange or Securities Dealers Association		First Section of Tokyo Stock Exchange Inc.						
Month		3/2004	4/2004	5/2004	6/2004	7/2004	8/2004	9/2004
Share price (Yen)	High	185	222	194	194	184	165	176
	Low	110	163	140	161	157	148	143

Note 1: As of September 2004, the above information is up to and including September 27, 2004.

3. Status of Shareholders

(1) Ownership Status

(as of January 31, 2004)

Description	Status of Shares (1,000 Shares constitute 1 unit)							Status of Fractional Unit Shares
	National and Local Governments	Financial Institution	Securities Companies	Other Entities	Foreign Entities, etc. (Foreign Individuals)	Individual or Others	Total	
Number of Shareholders (Persons)	---	56	43	361	92 (10)	26,909	27,461	---

Number of shares owned (Units)	---	56,518	4,667	91,271	14,877 (22)	107,001	274,334	2,525,147
Shareholding Ratio (%)	---	20.6	1.7	33.3	5.4 (0.0)	39.0	100.0	---

(Note 1) There are 258,687 treasury shares, 258 units of which are included in the shares of "Individual or Other" and 687 shares of which are included in the shares of "Status of Fractional Unit Shares". The number of treasury shares (i.e., 258,687) is that listed in its shareholders' registry, and the number of treasury shares held by the Target Company substantially as of January 31, 2004 is 255,687.

(Note 2) "Other Entities" includes 135 units held in the name of JSDC.

(Note 3) Above information (including Notes 1 and 2) is based on the Securities Reports filed by the Target Company on April 27, 2004.

(2) Number of Shares held by Major Shareholders and Officers

Major Shareholders

(as of January 31, 2004)

Name	Address	Number of Shares Held (thousands)	Total Shares Issued Ratio (%)
Tokyu Corporation	5-6, Nampeidai-cho Shibuya-ku, Tokyo, Japan	67,469	24.4
Tokyu Department Store Stock Mate (Vendors' Stock Ownership Association)	24-1, Dougenzaka 2-chome, Shibuya-ku, Tokyo, Japan	7,639	2.8
The Dai-ichi Mutual Life Insurance Company	13-1, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan	7,478	2.7
The Master Trust Bank of Japan ,Ltd. (Trust Account) Note 1*	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo, Japan	7,409	2.7
Nippon Life Insurance Company	2-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan	6,542	2.4
Japan Trustee Services Bank, Ltd. (Trust Account) Note 2*	8-11, Harumi 1-chome, Chuo-ku, Tokyo, Japan	5,209	1.9
Aioi Insurance Company, Limited	28-1, Ebisu 1-chome, Shibuya-ku, Tokyo, Japan	4,435	1.6
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co.,Ltd. Composite trust account held for CMTB Equity Investments Co.,Ltd.)	8-11, Harumi 1-chome, Chuo-ku, Tokyo, Japan	4,112	1.5
Tokyu Department Store Employee Stock Ownership Association	24-1, Dougenzaka 2-chome, Shibuya-ku, Tokyo, Japan	3,077	1.1
Miyaji Shoji	29-18 Nakamiyajimacho, Chichibu-shi, Saitama, Japan	3,003	1.1
Total	---	116,376	42.0

(Note 1) Shares owned by The Master Trust Bank of Japan ,Ltd. (Trust Account) include 7,409 thousands shares related to trust business.

(Note 2) Shares owned by Japan Trustee Services Bank, Ltd. (Trust Account) include 5,209 thousands shares related to trust business.

(Note 3) Shares owned by Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for CMTB Equity Investments Co., Ltd.) include 4,112 thousands shares related to trust business.

(Note 4) The information above (including Notes 1, 2 and 3) is based on the Securities Reports filed by the Target Company on April 27, 2004.

Officers

(as of April 27, 2004)

Name	Title	Number of Shares Owned (thousands)	Total Shares Issued Ratio (%)
Hirokazu Mizuta	President and Repredisentative Director	27	0.01
Hideo Fukushima	Senior Managing and Repredisentative Director	30	0.01
Katsuo Shiobara	Managing Director	1	0.00
Akira Sone	Managing Director	18	0.01
Ichiro Kaneda	Managing Director	2	0.00
Kunio Konda	Director	18	0.01
Kunitaka Tsujimoto	Director	8	0.00
Hideki Hoshino	Director	15	0.01
Noriyuki Niwa	Director	2	0.00
Kiyoshi Harada	Director	1	0.00
Hiroyuki Nakamura	Director	9	0.00
Kiyofumi Kamijo	Director	---	---
Hiroshi Kawashima	Director	---	---
Hidenao Sekine	Director	12	0.00
Koichiro Eguchi	Standing Statutory Auditor	19	0.01
Toshiyuki Tsujii	Standing Statutory Auditor	13	0.00
Shigetada Miyazaki	Statutory Auditor	---	---
Katsuhisa Suzuki	Statutory Auditor	---	---
Total	---	176	0.06

(Note 1) Above information is based on the Securities Reports filed by the Target Company on April 27, 2004. (Except for the Total shares Issued Ratio.).

(Note 2) The Total Shares Issued Ratio are rounded to the nearest third decimal.

4. Others

The Company and the Target Company held meetings of their respective boards of directors on September 27, 2004 at which it was decided to make the Target Company a wholly-owned subsidiary of the Company through a share exchange following the conclusion of this tender offer, and a memorandum of understanding in respect of the share exchange was signed. The memorandum of understanding sets the share exchange ratio at 0.32 common shares of the Company for each one common share of the Target Company and the effective date of share exchange shall be April 1, 2005.